 As filed with the Securities and Exchange Commission on January 12, 2000

                                                 Registration No. 333-94175
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                --------------

                              Amendment No. 1

                                    to
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                --------------
                         SBA Communications Corporation
             (Exact name of Registrant as specified in its charter)
               Florida                              65-0716501
   (State or Other Jurisdiction of      (IRS Employer Identification No.)
    Incorporation or Organization)

                                --------------

         One Town Center Road                   Jeffrey A. Stoops
             Third Floor                     Chief Financial Officer
      Boca Raton, Florida 33486           SBA Communications Corporation
            (561) 995-7670                     One Town Center Road
  (Address, including zip code, and                Third Floor
          telephone number,                 Boca Raton, Florida 33486
 including area code, of Registrant's             (561) 995-7670
     principal executive offices)      (Name, address, including zip code,
                                              and telephone number,
                                        including area code, of agent for
                                                     service)

                                --------------

                                   Copies to:
        Robert C. Boehm, Esq.                  Rise B. Norman, Esq.
  Akerman, Senterfitt & Eidson, P.A.        Simpson Thacher & Bartlett
        One S.E. Third Avenue                  425 Lexington Avenue
           Miami, FL 33131                   New York, New York 10017
            (305) 374-5600                        (212) 455-2000

                                --------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                      CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
                                                                     Proposed
                                                      Proposed       Maximum
                                                       Maximum      Aggregate    Amount of
                                     Amount to be  Aggregate Price   Offering   Registration
   Title of Shares to be Registered  Registered(1)   per Unit(2)     Price(2)    Fee(2)(3)
--------------------------------------------------------------------------------------------
Class A common stock, par value $.01
 per share.........................    6,900,000      $21.8125     $150,506,250  $39,733.65
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

(1) Includes 900,000 shares of Class A common stock which may be purchased by the Underwriters to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).

(3) Of this amount, $26,400 was previously remitted to the Commission with the filing of the Form S-3 on January 6, 2000.

                                --------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and is not soliciting an offer to buy these + +securities in any jurisdiction where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               Subject to Completion dated January 12, 2000

PROSPECTUS

                             6,000,000 Shares


                                 [LOGO OF SBA]


                         SBA Communications Corporation

                              Class A Common Stock

                                 -------------

  We are offering 6,000,000 shares of our Class A common stock. Our Class A common stock is quoted on the Nasdaq National Market under the symbol "SBAC." On January 11, 2000, the last reported sale price on the Nasdaq National Market was $25.875 per share.

    Investing in the shares involves risks. "Risk Factors" begins on page 8.

                                                                 Per Share Total
                                                                 --------- -----
Public offering price...........................................   $       $
Underwriting discount...........................................   $       $
Proceeds to SBA, before expenses................................   $       $

  We and the selling shareholders have granted the underwriters a 30-day option
to purchase up to        additional shares of Class A common stock on the same
terms and conditions as set forth above solely to cover over-allotments, if any.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  Lehman Brothers expects to deliver the shares to purchasers on or about    ,
2000.

                                 -------------

Lehman Brothers                                       Deutsche Banc Alex. Brown

      Salomon Smith Barney
              Raymond James & Associates, Inc.
                          Fidelity Capital Markets
                          a division of National Financial Services
                          Corporation
                               Facilitating Electronic Distribution

     , 2000

      [PHOTOGRAPH OF A LATTICED TOWER OF SBA COMMUNICATIONS CORPORATION]

[MAP OF CONTINENTAL UNITED STATES DEPICTING COMMUNICATION SITE FOOTPRINTS OF SBA
                          COMMUNICATIONS CORPORATION]

                               TABLE OF CONTENTS

                                     Page
                                     ----
Where You Can Find More
 Information.......................    i
Information Incorporated by
 Reference.........................   ii
Prospectus Summary.................    1
Summary Unaudited Pro Forma
 Financial Data....................    5
Summary Historical Financial Data..    6
Risk Factors.......................    8
Use of Proceeds....................   16
Dividend Policy....................   16
Capitalization.....................   17
Unaudited Pro Forma Condensed
 Consolidated Financial
 Statements........................   18
Selected Historical Financial
 Data..............................   22
Management"s Discussion and
 Analysis of Financial Condition
 and Results of Operations.........   24

                                      Page
                                      ----
Industry Overview...................   32
Business............................   37
Management..........................   48
Principal and Selling Shareholders..   50
Description of Capital Stock........   52
Description of Existing Debt........   56
Shares Eligible for Future Sale.....   58
United States Federal Income Tax
 Considerations to Non-U.S.
 Holders............................   59
Underwriting........................   62
Legal Matters.......................   65
Independent Accountants.............   65

                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read our Commission filings over the Internet at the Commission's website at http://www.sec.gov. You may also read and copy documents at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Full addresses of the Commission's reference rooms are: Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; 7 World Trade Center, New York, New York 10048; Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

  We have filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our Class A common stock, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since the prospectus may not contain all of the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

                               ----------------

  You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of Class A common stock.

                     INFORMATION INCORPORATED BY REFERENCE

  The Commission allows us to provide information about our business and other important information to you by "incorporating by reference" the information we file with the Commission. This means that we can disclose the information to you by referring in this prospectus to the documents we file with the Commission. Under the Commission's regulations, any statement contained in a document incorporated by reference in this prospectus is automatically updated and superseded by any information contained in this prospectus, or in any subsequently filed document of the types described below.

  We incorporate into this prospectus by reference the following documents filed by us with the Commission, each of which should be considered an important part of this prospectus:

                                                    Period Covered or Date of
 Commission Filing (File No. 000-30110)                       Filing
 --------------------------------------           -----------------------------
 Annual Report on Form 10-K...................... Year ended December 31, 1998

 Quarterly Reports on Form 10-Q.................. Quarters ended March 31,
                                                  1999, June 30, 1999, and
                                                  September 30, 1999

 Current Reports on Form 8-K..................... February 24, 1999; July 14,
                                                  1999; July 26, 1999; August
                                                  19, 1999; October 15, 1999;
                                                  November 1, 1999; November 8,
                                                  1999; December 17, 1999; and
                                                  January 11, 2000
 Description of our Class A common stock
  contained in Registration Statement on Form 8-A
  and any amendment or report filed for the
  purpose of updating such description........... June 9, 1999
 All subsequent documents filed by us under
  Sections 13(a), 13(c), 14 or 15(d) of the       After the date of this
  Exchange Act................................... prospectus

  You may request a copy of each of our filings at no cost, by writing or telephoning us at the following address, telephone or facsimile number:

                         SBA Communications Corporation
                        One Town Center Road, 3rd Floor
                              Boca Raton, FL 33486
                             Phone: (561) 995-7670
                              Fax: (561) 997-0343

  Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

                               PROSPECTUS SUMMARY

  This summary highlights selected information about us. It is not complete and may not contain all of the information that you should consider before investing in our Class A common stock. You should carefully read this entire document, including the "Risk Factors" section beginning on page 8. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their over-allotment option.

                               SBA Communications

  We are a leading independent owner and operator of wireless communications infrastructure in the United States. We generate revenues from our two primary businesses--site leasing and site development services. Since our founding in 1989, we have participated in the development of more than 13,000 antenna sites in 49 of the 51 major wireless markets in the United States. In 1997, we began aggressively expanding our site leasing business by capitalizing on our nationally recognized site development experience and strong relationships with wireless service providers to take advantage of the trend toward colocation and independent tower ownership. As of December 31, 1999, we owned or controlled 1,163 towers and had letters of intent or definitive agreements to acquire 94 towers. We also had non-binding mandates to build over 335 additional towers for anchor tenants and had over 700 strategic sites in various phases of development. In 1998 and 1999 we built, for our own account, 310 and 438 towers. We believe our history and experience in providing site development services gives us a competitive advantage in choosing the most attractive locations in which to build new towers or buy existing towers, as measured by our success in increasing tower revenues and cash flows. Our same tower revenue growth for 1999 on the 494 towers we owned as of December 31, 1998 was 33% based on tenant leases executed as of December 31, 1999.

  Our primary focus is the leasing of antenna space on our multi-tenant towers to a variety of wireless service providers under long-term lease contracts. We lease antenna space on: (1) the towers we construct through build-to-suit programs; (2) existing sites we acquire; (3) the towers we develop strategically; and (4) sites we lease, sublease and/or manage for third parties. Under a build-to-suit program, we build a tower for a wireless service provider. We retain ownership of the tower and the exclusive right to colocate additional tenants on the tower. Many wireless service providers are choosing the build-to-suit option as an alternative to tower ownership, and we believe that this outsourcing trend is likely to continue. Our non-binding mandates come from a variety of wireless carriers, including AT&T Wireless, BellSouth Mobility DCS, Georgia PCS, Horizon PCS, Southwestern Bell, Sprint PCS and VoiceStream. We have also grown through selective acquisitions of towers from smaller independent owners. We also develop towers strategically, for our own account, by identifying an attractive location and completing all pre-construction procedures, such as zoning, necessary to secure the site. We then market the tower site to potential customers.

  Our site development business consists of site development consulting and site development construction. In our site development business, we provide a full range of end-to-end services which typically occur in five phases: (1) network pre-design; (2) communication site selection; (3) communication site acquisition; (4) local zoning and permitting; and (5) site construction, switch construction and antenna installation. We will continue to use our site development expertise to complement our site leasing business and secure additional new tower build opportunities. We have capitalized on our leadership position in the site development business, our existing national field organization and our strong relationships with wireless service providers to develop our build-to-suit and strategic siting programs.

  We have a diverse range of customers, including cellular, personal communications service, or PCS, wireless data and Internet services, paging, specialized mobile radio, or SMR, and enhanced specialized mobile radio, or ESMR providers as well as other users of wireless transmission and reception equipment. Our customers currently comprise many of the major wireless communications companies, including AT&T Wireless, BellSouth, Georgia PCS, Horizon PCS, LEAP Wireless, Metricom, Nextel, Omnipoint, Southwestern Bell, Sprint PCS, Teligent and VoiceStream.

  While we believe that our site development business will grow with the expected overall growth of wireless and other telecommunications networks, we believe our revenues and gross profit from the consulting segment of that business will continue to decline as carriers find new ways to obtain network development through outsourced tower ownership. We also believe that, over the longer term, our site leasing revenues will continue to increase due to the same outsourcing trend and as the number of towers we own or control grows.

                               Industry Overview

  We believe that the rapid growth in demand for wireless services will continue to increase the need for communication sites (which include towers, rooftops and other structures on which antennas are placed). The growth in demand for wireless services and communication sites is the result of several factors, including:

  . the continuing build-out of higher frequency technologies, such as PCS, which have a reduced cell range and thus require a more dense network of towers;

  . the emergence of new wireless technologies, such as wireless data and Internet services;

  . business and consumer preferences for higher quality voice and data transmission and the popularity of the "one-rate" plans;

  .  the need to expand services and fill-in and upgrade existing networks;

  . increasing mobility of the U.S. population and the growing awareness of the benefits of mobile communications;

  .  favorable changes in telecommunications regulations; and

  . the issuance of new wireless network licenses requiring the construction of new wireless networks.

  In addition, our site leasing business benefits from the industry's diversified recurring revenue and effective operating leverage as a result of several factors, including:

  .  the long-term nature of lease contract revenues;

  . low customer churn rates due to the high direct and indirect costs of relocation;

  . low variable operating costs, which cause increases in revenues to generate disproportionately larger increases in tower cash flow;

  .  low on-going maintenance capital expenditure requirements;

  . a customer base diversified across geographic markets, industry segments (PCS, wireless data and Internet, cellular, paging, ESMR and SMR) and individual customers within these segments; and

  . the limited number of available tower sites serving a given area and consequent barriers to entry, principally as a result of local opposition to the proliferation of towers within the area.

  We believe that wireless service providers face greater competition today and are now focusing their capital and operations primarily on activities that build subscriber growth, such as marketing and distribution. Therefore, they will increasingly seek to outsource communication site ownership, construction, management and maintenance.

                               Business Strategy

  Our strategy is to lease antenna space to multiple tenants on towers that we construct or acquire. We plan to enhance our position as a leading owner and operator of communication sites and provider of site development services. Key elements of our strategy include:

  .  Maximizing use of tower capacity

  .  Developing new towers that we will own and operate

  .  Acquiring existing towers

  .  Building on strong relationships with major wireless service providers

  .  Maintaining our expertise in site development services

  .  Capitalizing on management experience

                                 Recent Events

  On December 16, 1999, we increased our senior credit facility from $175.0 million to $300.0 million and modified certain other terms. The $125.0 million increase included a new $50.0 million term loan and a $75.0 million increase to our existing revolving line of credit. In connection with and to permit this increase, we solicited and received consents from the holders of our senior discount notes.

  On December 6, 1999, we entered into an exclusive service agreement with Georgia PCS, a Sprint PCS network affiliate, to provide site acquisition, development, colocation, build-to-suit and equipment installation services. The service agreement gives us the right to build and own any new towers required by Georgia PCS. We estimate that the agreement will cover the location of up to 200 antenna sites by Georgia PCS through March 31, 2001, including up to 100 new build-to-suit towers.

  On September 28, 1999, we acquired 53 wireless communications towers from Horizon PCS for $15.7 million. Horizon PCS provides towers for Sprint's PCS network and manages Sprint PCS's towers in Ohio, West Virginia and Kentucky. The acquired towers currently provide an annualized cash flow of approximately $.9 million. We also entered into an exclusive service agreement with Horizon PCS under which we will provide site acquisition, development, colocation, build-to-suit and equipment installation services in specific regions. We estimate that the service agreement will cover the location of as many as 300 antenna sites by Horizon PCS through December 31, 2001, including a minimum of 100 new build-to-suit towers.

                          Principal Executive Offices

  Our principal executive offices are located at One Town Center Road, Third Floor, Boca Raton, Florida 33486, and our telephone number is (561) 995-7670. We were founded in 1989 and incorporated in Florida in 1997.

                                  The Offering

 Class A common stock offered by SBA........  6,000,000 shares

 Class A common stock offered by the selling
  shareholders in the over-allotment
  option....................................    900,000 shares (a)

 Common stock to be outstanding after the    27,226,737 shares of Class A
  offering.................................. common stock (a)(b)

                                              7,644,264 shares of Class B
                                             common stock

                                             34,871,001 shares of common stock
                                             (a)(b)
 Voting rights.............................. The Class A common stock and the
                                             Class B common stock generally
                                             vote as a single class. The Class
                                             A common stock has one vote per
                                             share and the Class B common
                                             stock has ten votes per share.
                                             Florida corporate law and our
                                             articles of incorporation require
                                             separate class votes on some
                                             matters. After the offering and
                                             the exercise of options granted
                                             by Steven E. Bernstein to a third
                                             party, Mr. Bernstein will control
                                             approximately 62.7% of the total
                                             voting power of both classes of
                                             common stock. See "Principal and
                                             Selling Shareholders." We use the
                                             term "common stock" to mean both
                                             the Class A and Class B common
                                             stock.

 Other rights............................... Each class of common stock has the same rights to dividends and
                                             upon liquidation. The Class B
                                             common stock is convertible into
                                             Class A common stock on a share-
                                             for-share basis. The Class B
                                             common stock automatically
                                             converts into Class A common
                                             stock upon the transfer of the
                                             shares to anyone other than
                                             certain categories of persons
                                             specified in our articles of
                                             incorporation.

 Nasdaq National Market symbol.............. SBAC

 Use of proceeds............................ We estimate that our net proceeds from the offering will be
                                             approximately $146.1 million. We
                                             expect to use these proceeds to
                                             repay outstanding debt, to
                                             finance the construction and
                                             acquisition of towers and related
                                             businesses and for general
                                             working capital purposes. We will
                                             not receive the proceeds from any
                                             sale of Class A common stock by
                                             the selling shareholders.

--------
(a) We have agreed that if any or all of the selling shareholders decide not to sell their shares upon exercise of the over-allotment option, we will issue any shares necessary to satisfy the option.
(b) Does not include (1) 3,057,248 shares of Class A common stock issuable upon exercise of outstanding stock options, (2) 884,543 shares that are reserved for issuance upon exercise of options that may be granted in the future under our 1999 Equity Participation Plan, (3) 470,138 shares that are reserved for issuance under our 1999 Employee Stock Purchase Plan, (4) 402,500 shares issuable upon exercise of the outstanding warrant that we granted Alex. Brown & Sons Inc., a predecessor to the investment banking business of Deutsche Bank Securities Inc., in connection with a 1997 issuance of our capital stock or (5) the 320,000 or 400,000 shares that are issuable to the former shareholders of Com-Net Construction Services, Inc. if 1999 and 2000 EBITDA targets established in connection with the acquisition of that company are met.

                   SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA

  The following table presents our summary unaudited pro forma financial and other data for the year ended December 31, 1998 and as of and for the nine months ended September 30, 1999. The pro forma summary operating data for the year ended December 31, 1998 and the nine months ended September 30, 1999 give effect to the pro forma transactions, which are (1) all individually immaterial acquisitions completed during the year ended December 31, 1998 and the nine months ended September 30, 1999, (2) the issuance of Class A common stock in our 1999 initial public offering and the application of those net proceeds and
(3) the issuance of Class A common stock in this offering and the application of the net proceeds as described in "Use of Proceeds,"as if each had occurred at the beginning of the periods presented. The unaudited pro forma balance sheet data as of September 30, 1999 have been prepared as if the issuance of Class A common stock in this offering and the application of the net proceeds from the offering, and the December 16, 1999 amendment to our senior credit facility that increased our term loan outstanding by $50.0 million had occurred on September 30, 1999. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The pro forma financial data are for informational purposes only and do not purport to present what our results of operations or financial position would actually have been had these transactions actually occurred on the date presented or to project our results of operations or financial position at any future period. You should read the information set forth below together with "Selected Historical Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus and the Consolidated Financial Statements and their related notes incorporated by reference in this prospectus.

                                Year Ended              Nine Months Ended
                            December 31, 1998           September 30, 1999
                          ----------------------      ----------------------
                          (dollars in thousands except per share data)
                                           (unaudited)
Operating Data:
Revenues:
 Site development
  revenue...............     $               66,121      $               49,486
 Site leasing revenue...                     20,453                      20,473
                             ----------------------      ----------------------
Total revenues..........                     86,574                      69,959
                             ----------------------      ----------------------
Cost of revenues
 (exclusive of
 depreciation shown
 below)
 Cost of site
  development revenue...                     53,304                      38,493
 Cost of site leasing
  revenue...............                      8,782                       8,883
                             ----------------------      ----------------------
Total cost of revenues..                     62,086                      47,376
                             ----------------------      ----------------------
Gross profit............                     24,488                      22,583
Selling, general and
 administrative(a)(b)...                     20,944                      15,057
Depreciation and
 amortization...........                     12,464                      13,057
                             ----------------------      ----------------------
Operating loss..........                     (8,920)                     (5,531)
Interest income.........                      4,080                         675
Interest expense........                     (2,496)                     (2,139)
Non-cash amortization of
 original issue discount
 and debt issuance
 costs..................                    (14,550)                    (16,205)
Other...................                        373                          28
                             ----------------------      ----------------------
Loss before income taxes
 and extraordinary
 item...................                    (21,513)                    (23,172)
Benefit for income
 taxes..................                      1,524                         369
                             ----------------------      ----------------------
Loss before
 extraordinary item.....                    (19,989)                    (22,803)
Extraordinary item......                        --                       (1,150)
                             ----------------------      ----------------------
Net loss................     $              (19,989)     $              (23,953)
                             ======================      ======================
Basic and diluted loss
 per common share before
 extraordinary item.....     $               (0.60)      $               (0.67)
Extraordinary item......                        --                       (0.03)
                             ----------------------      ----------------------
Basic and diluted loss
 per common share.......     $               (0.60)      $               (0.70)
                             ======================      ======================
Basic and diluted
 weighted average number
 of shares of common
 stock..................                 33,480,352                  34,342,141
                             ======================      ======================
Other Data:
Adjusted EBITDA(c)......     $                4,149      $                7,712
Annualized tower cash
 flow(d)................     $               12,952      $               17,067

                                                             As of September 30,
                                                                    1999
                                                             -------------------
                                                                 (unaudited)
Balance Sheet Data:
Property, plant and equipment (net).........................      $ 284,509
Total assets................................................        493,045
Total debt..................................................        255,674
Common stockholders' equity.................................        192,871

--------
(Footnotes on page 7)

                       SUMMARY HISTORICAL FINANCIAL DATA

  The following table sets forth summary historical financial data as of and for the years ended December 31, 1997 and 1998 and as of September 30, 1999, and for the nine months ended September 30, 1998 and 1999. The financial data for each of the full fiscal years have been derived from, and are qualified by reference to, our audited financial statements, which Arthur Andersen LLP, our independent certified public accountants, have audited. The financial data as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 have been derived from our unaudited consolidated financial statements. You should read the information set forth below in conjunction with "Selected Historical Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus and the Consolidated Financial Statements and their related notes incorporated by reference in this prospectus.

                                                            Nine Months
                             Year Ended December 31,    Ended September 30,
                             -----------------------   -----------------------
                                1997         1998         1998        1999
                             ----------- ------------  ----------  -----------
                              (dollars in thousands except per share data)
                                                            (unaudited)
Operating Data:
Revenues:
 Site development revenue..  $   48,241  $     46,705  $   33,624  $    39,723
 Site leasing revenue......       6,759        12,396       8,132       18,009
                             ----------  ------------  ----------  -----------
Total revenues.............      55,000        59,101      41,756       57,732
                             ----------  ------------  ----------  -----------
Cost of revenues (exclusive
 of depreciation shown
 below):
 Cost of site development
  revenue..................      31,470        36,500      26,015       30,322
 Cost of site leasing
  revenue..................       5,356         7,281       5,039        8,393
                             ----------  ------------  ----------  -----------
Total cost of revenues.....      36,826        43,781      31,054       38,715
                             ----------  ------------  ----------  -----------
Gross profit...............      18,174        15,320      10,702       19,017
Selling, general and
 administrative(a)(b)......      12,033        18,302      13,127       13,714
Depreciation and
 amortization..............         514         5,802       2,804       10,983
                             ----------  ------------  ----------  -----------
Operating income (loss)....       5,627        (8,784)     (5,229)      (5,680)
Interest income............         644         4,303       3,374          767
Interest expense...........        (407)       (2,357)        --        (3,240)
Non cash amortization of
 original issue discount
 and debt issuance costs...         --        (14,550)    (10,811)     (16,205)
Other......................         --            (37)        --            28
                             ----------  ------------  ----------  -----------
Income (loss) before income
 taxes and extraordinary
 item......................       5,863       (21,425)    (12,667)     (24,330)
(Provision) benefit for
 income taxes(e)...........      (5,596)        1,524         --           403
                             ----------  ------------  ----------  -----------
Net income (loss) before
 extraordinary item........         267       (19,901)    (12,667)     (23,927)
Extraordinary item.........         --            --          --        (1,150)
                             ----------  ------------  ----------  -----------
Net income (loss)..........         267       (19,901)    (12,667)     (25,077)
Dividends on preferred
 stock.....................        (983)       (2,575)     (1,862)         733
                             ----------  ------------  ----------  -----------
Net loss available to
 common shareholders.......  $     (716) $    (22,476) $  (14,529) $   (24,344)
                             ==========  ============  ==========  ===========
Basic and diluted loss per
 common share before
 extraordinary item........              $      (2.64) $    (1.73) $     (1.42)
Extraordinary item.........                       --          --         (0.07)
                                         ------------  ----------  -----------
Basic and diluted loss per
 common share..............              $      (2.64) $    (1.73) $     (1.49)
                                         ============  ==========  ===========
Basic and diluted weighted
 average number of shares
 of common stock...........                 8,526,052   8,407,238   16,348,073
                                         ============  ==========  ===========
Other Data:
Adjusted EBITDA(c).........  $    7,155  $     (2,377) $   (2,281) $     5,490
Annualized tower cash
 flow(d)...................       1,947         8,088       5,634       15,488
Net cash provided by
 operating activities......       7,829         7,471      16,422       11,463
Net cash used in investing
 activities................     (17,676)     (138,124)   (103,561)    (147,973)
Net cash provided by
 financing activities......      15,645       151,286     133,527      112,472
Towers owned at the
 beginning of period.......         --             51          51          494
Towers constructed.........          15           310         233          288
Towers acquired............          36           133          80          174
Total towers at the end of
 period....................          51           494         364          956

--------
(Footnotes on following page)

                                                   As of
                                                December 31,         As of
                                              -----------------  September 30,
                                               1997      1998        1999
                                              -------  --------  -------------
Balance Sheet Data (at end of period)
 (dollars in thousands):                                          (unaudited)
Property, plant and equipment (net).......... $17,829  $150,946   $   284,509
Total assets.................................  44,797   214,573       347,184
Total debt...................................  10,184   182,573       255,912
Redeemable preferred stock...................  30,983    33,558           --
Common stockholders' equity (deficit)........  (4,344)  (26,095)       46,772

--------
(a) For the year ended December 31, 1997, selling, general and administrative expenses include non-cash compensation expense of $1.0 million incurred in the consolidation of the predecessor companies. For the year ended December 31, 1998, selling, general and administrative expenses include non-cash compensation expense of $0.6 million incurred in connection with the issuance of stock options and Class A common stock. For the nine months ended September 30, 1999, selling, general and administrative expenses include non-cash compensation expense of $0.2 million incurred in connection with the issuance of stock options.

(b) Selling, general and administrative expenses include corporate development expenses associated with our site leasing business that were incurred in connection with the acquisition or construction of owned towers. These expenses consist of compensation and overhead costs that are not directly related to the administration or management of existing towers. All of these costs are expensed as incurred.

(c) EBITDA represents earnings before interest income, interest expense, other income, income taxes, depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. Adjusted EBITDA excludes the effect of the non-cash compensation expense referred to in footnote (a) above. Adjusted EBITDA is not intended to represent cash flows for the periods presented, nor has it been presented as an alternative to operating income or as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Companies calculate Adjusted EBITDA differently and, therefore, Adjusted EBITDA as presented for us may not be comparable to Adjusted EBITDA reported by other companies. See our Consolidated Statements of Cash Flows in our Consolidated Financial Statements incorporated by reference in this prospectus.

(d) We define "tower cash flow" as site leasing revenue less cost of site leasing revenue (exclusive of depreciation). Tower cash flow includes deferred revenue attributable to certain leases. We believe tower cash flow is useful because it allows you to compare tower performance before the effect of expenses (selling, general and administrative) that do not relate directly to tower performance. We define "annualized tower cash flow" as tower cash flow for the last calendar quarter attributable to our site leasing business multiplied by four. Pro forma annualized tower cash flow also includes the effect of fourth quarter acquisitions as if each had occurred at the beginning of the period presented.

(e) Provision for income taxes for the year ended December 31, 1997 includes the tax effect of our conversion to a C corporation.

                                  RISK FACTORS

  This prospectus includes "forward looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. Important factors that could cause actual results to differ materially from the forward looking statements we make in this prospectus are set forth below and elsewhere in this prospectus. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the following cautionary statements.

We may not secure as many site leasing tenants as planned.

  We may not be successful in growing our site leasing business. Our success depends to a large extent on our management's expectations and assumptions concerning future tenant demand for independently-owned communication sites and numerous other factors, many of which are beyond our control. Any material error in any of these expectations or assumptions could have a material adverse effect on our growth rate. Because most of our towers are newly constructed, and because these towers have little or no positive cash flow at the time of their construction, the risks of lower tenant demand for tower space are much greater for us than for a tower company which has grown its portfolio by acquiring towers with existing cash flow.

  We compete for site leasing tenants with: (1) wireless service providers that own and operate their own tower infrastructure and lease, or may in the future decide to lease, antenna space to other providers; (2) site development companies that acquire antenna space on existing towers for wireless service providers, manage new tower construction and provide site development services;
(3) other large independent tower companies; and (4) smaller local independent tower operators. Wireless service providers that own and operate their own tower infrastructure generally are substantially larger and have greater financial resources than we do. Several of the independent tower companies also have larger tower infrastructure and greater financial resources than we do. We believe that tower location and capacity, price, quality of service and density within a geographic market historically have been and will continue to be the most significant competitive factors affecting the site leasing business.

The number of towers we build, the number of tenants we add to our towers and our site development business revenues fluctuate from quarter to quarter.

  The number of towers we build, the number of tenants we add to our towers and the demand for our site development services fluctuate from period to period and within periods. Numerous factors cause these fluctuations, including:

  .  the timing of our customers' capital expenditures;

  . the number and significance of active customer engagements during a quarter;

  . delays incurred in connection with a project or a tenant installation of equipment;

  .  employee hiring;

  .  the use of consultants; and

  .  the rate and volume of wireless service providers' tower build-outs.

  While the demand for our site development services fluctuates, we incur significant fixed costs, such as maintaining a staff and office space in anticipation of future contracts, even when there is no current business. The timing of revenues is difficult to forecast as our sales cycle can be relatively long and may depend on factors such as the size and scope of assignments, budgetary cycles and pressures and general economic conditions. With respect to new tenant leases, in some cases revenue commencement trails execution of the lease due to contractual terms, which are typical in the industry, and which provide for revenue to commence upon installation of the tenant's equipment on the tower, which can be 90 days or more after the execution of the lease. Seasonal factors, such as weather, vacation days and total business days in a quarter, and the business practices of customers, such as deferring commitments on new projects until after the end of the calendar year or the customers' fiscal year, may add to the variability of new tower builds and revenues and could have a material adverse effect on our growth rate, prospects, financial condition or results of operations. Consequently, the number of towers we build and the operating results of our site leasing and development businesses for any particular period may vary significantly, and should not be considered as indicative of long-term results.

We face zoning and other restrictions on our ability to construct new towers.

  Our growth strategy depends on our ability to construct and operate towers in a timely and cost-effective manner. A number of factors beyond our control can affect our ability to construct new towers, including:

  .  zoning and local permitting requirements;

  .  Federal Aviation Administration considerations;

  .  availability of tower components and construction equipment;

  .  skilled construction personnel; and

  .  bad weather conditions.

In addition, as the concern over tower proliferation has grown in recent years, certain communities have placed restrictions on new tower construction or have delayed granting permits required for construction. We cannot assure you (1) that there will be a significant need for the construction of new towers once existing wireless service providers complete their tower infrastructure build-out, (2) of the number of mandates that we will be awarded or the number of mandates that will result in constructed towers, (3) that we will be able to overcome regulatory or other barriers to new construction or (4) that the number of towers planned for construction will be completed in accordance with the requirements of our customers. Certain of our anchor tenant leases contain penalty or forfeiture provisions in the event we do not complete the towers within specified time periods.

We face increasing competition for new tower opportunities and acquisitions of existing towers.

  We compete for new tower opportunities primarily with site developers, wireless carriers and other independent tower companies. We believe that competition for new tower opportunities will increase and that additional competitors will enter the tower market. Some of these additional competitors have or are expected to have greater financial resources than we do.

  Our growth strategy depends on our ability to acquire and operate existing towers not built by us to augment our existing tower network. Increased competition for acquisitions may result in fewer acquisition opportunities for us and higher acquisition prices. We regularly explore acquisition opportunities, and we are currently actively negotiating to acquire additional towers. As of December 31, 1999, we had letters of intent or definitive agreements to acquire 94 towers.

  We may not be able to identify, finance and complete future acquisitions of towers or tower companies on acceptable terms or may not be able to profitably manage and market available space on any towers that we acquire. We may also face challenges in integrating newly acquired towers or tower companies and may face difficulties in retaining current lessees on newly acquired towers. The extent to which we are unable to construct or acquire additional towers, or profitably manage these tower operations, may have a material adverse effect on our results of operations.

We are not profitable and expect to continue to incur losses.

  We incurred net losses of $19.9 million for the year ended December 31, 1998 and $25.1 million for the nine months ended September 30, 1999. Our losses are principally due to significant depreciation, amortization and interest expense. We have not achieved profitability and expect to continue to incur losses for the foreseeable future.

Our mandates may not yield binding agreements.

  As of December 31, 1999, we had non-binding mandates to build over 335 towers under build-to-suit programs for wireless service providers. Although we believe that the majority of these non-binding mandates will result in long-term anchor leases for specific communication towers, there are a number of steps that need to occur before any leases are executed. These steps include, in some cases, finalizing build-out plans by the customers who have awarded the mandates, completing due diligence by us and our customers and finalizing other definitive documents between the parties. As a result, we cannot assure you as to the percentage of current and future non-binding mandates that will ultimately result in binding anchor tenant leases and constructed towers.

We expect revenues from the consulting segment of our site development business to continue to decline.

  Our growth strategy is primarily focused on expanding our site leasing business, as opposed to our site development business. However, you should be aware that a substantial portion of our revenues has historically come from the consulting segment of our site development business. We believe that wireless service providers have begun to move away from the traditional build-out formula where those providers contract for site development services for a fee and invest the capital necessary to build and own their own network of communication towers. We believe that the use of build-to-suit programs is rapidly becoming the preferred method of wireless network expansion. As wireless service providers have moved away from the traditional build-out formula, our site development revenues from the consulting segment declined in 1997, 1998 and the first nine months of 1999, and we expect a further decline during the remainder of 1999 and in 2000. We expect this trend to continue for the foreseeable future as our customers continue to move toward build-to-suit programs and other outsourcing alternatives and away from wireless service provider-funded site development and ownership.

We will need to seek additional financing to fund our business plan.

  Our business strategy contemplates substantial capital expenditures in connection with the expansion of our tower infrastructure by agreeing with wireless carriers to assume ownership or control of their existing towers, by pursuing build-to-suit opportunities and by exploring other tower acquisition opportunities.

  Our cash capital expenditures for the nine months ended September 30, 1999 were $148.0 million with another approximately $50.0 million of cash capital expenditures anticipated in the fourth quarter of 1999. We currently estimate that we will make at least $150.0 million to $200.0 million of cash capital expenditures in fiscal year 2000 for the construction and acquisition of communication sites, which primarily includes towers. Based on our current operations and anticipated revenue growth, we believe that, if our business strategy is successful, cash flow from operations and available cash, together with the proceeds from this offering and the increase in available borrowings under our senior credit facility, will be sufficient to fund our anticipated cash capital expenditures through the middle of 2001. Thereafter, however, or in the event we exceed our currently anticipated cash capital expenditures by the middle of 2001, or are unable to fully draw on our senior credit facility, we anticipate that we will need to seek additional equity or debt financing to fund our business plan. Additional financing may not be available on commercially acceptable terms or at all, and additional debt financing may not be permitted by the terms of our existing indebtedness, including our senior discount notes. Prior to March 1, 2003, interest expense on our outstanding senior discount notes will consist solely of non-cash accretion of original issue discount and these notes will not require cash interest payments. After that time, our outstanding senior discount notes will have accreted to $269.0 million and will require annual cash interest payments of approximately $32.3 million. If we are required to issue additional common equity to finance our capital expenditures, it could be dilutive to our existing shareholders. To the extent we are unable to finance future capital expenditures, we will be unable to achieve our currently contemplated business goals.

The expansion of our business may strain our resources.

  Expanding our business may impose significant strains on our management, operating systems and financial resources. In addition, we anticipate that our operating expenses may increase during the next few years from their 1999 levels as we construct and acquire additional tower assets. Our failure to manage our growth or unexpected difficulties encountered during expansion could have a material adverse effect on our results of operations. The pursuit and integration of new tower build-outs in addition to future acquisitions, investments, joint ventures and strategic alliances will require substantial attention from our senior management, which will limit the amount of time available to devote to our existing operations.

  From January 1, 1995 to December 31, 1999, our work force increased from 82 to 582 employees. This growth has placed, and will likely continue to place, a substantial strain on our administrative, operational and financial resources. In addition, as part of our business strategy, we may acquire complementary businesses or expand into new businesses. We may not be able to manage our growth successfully and our management, personnel or operational and financial control systems may not be adequate to support expanded or complementary operations. Any of these inabilities or inadequacies could have a material adverse effect on our growth rate, prospects, financial condition or results of operations.

If demand for wireless communication services decreases, our revenue will be adversely affected.

  Substantially all of our customers to date have been providers of wireless communications services and, therefore, our success is dependent on their success. Demand for our services is dependent on demand for communication sites from wireless service providers, which, in turn, is dependent on the demand for wireless services. A slowdown in the growth of, or reduction in demand, in a particular wireless communication segment could adversely affect the demand for communication sites. Most types of wireless services currently require ground-based network facilities, including communication sites for transmission and reception. The extent to which wireless service providers lease these communication sites depends on a number of factors beyond our control, including:

  .  the level of demand for wireless services;

  . the financial condition and access to capital of wireless service providers;

  . the strategy of wireless service providers with respect to owning or leasing communication sites;

  .  government licensing of broadcast rights; and

  . changes in telecommunications regulations and general economic conditions.

In addition, wireless voice service providers frequently enter into roaming agreements with competitors allowing them to use one another's wireless communications facilities to accommodate customers who are out of range of their home provider's services. These roaming agreements may be viewed by wireless voice service providers as a superior alternative to leasing antenna space on communications sites owned or controlled by us. The proliferation of these roaming agreements could have a material adverse effect on our results of operations.

We depend on a relatively small number of customers for most of our revenues.

  We derive a significant portion of our revenues from a small number of customers. For example, during 1997, 1998, and the first nine months of 1999, our five largest customers accounted for approximately 89.9%, 91.4%, and 60.2% respectively, of our revenues from site development services. Sprint PCS, our largest customer for the years ended December 31, 1997, 1998, and the nine months ended September 30, 1999, accounted for 53.6%, 41.3%, and 21.3% respectively, of our revenues from site development services during those periods. Other large customers include Pacific Bell Mobile Systems, which accounted for 14.0% and 13.5% of our revenues from site development services for the years ended December 31, 1997 and 1998, and BellSouth Mobility DCS, which accounted for 23.8% of our revenues from site development services for the year ended December 31, 1998 and 19.1% for the nine months ended September 30, 1999. For the nine months ended September 30, 1999, our largest site leasing customers were PageNet, Sprint PCS, Nextel, and BellSouth Mobility DCS which accounted for 17.1%, 9.4%, 9.4% and 8.2% of our site leasing revenues. Our site development customers engage us on a project-by-project basis, and a customer can generally terminate an assignment at any time without penalty. In addition, a customer's need for site development services can decrease, and we may not be successful in establishing relationships with new clients. Moreover, our existing customers may not continue to engage us for additional projects. The substantial majority of our existing non-binding mandates are from AT&T Wireless, BellSouth Mobility DCS, Horizon PCS, Georgia PCS and Sprint PCS. The loss of any significant customer could have a material adverse effect on our growth rate, prospects, financial condition or results of operations.

  Due to the long-term expectations of revenue from tenant leases, the tower industry is very sensitive to the creditworthiness of its tenants. Wireless service providers often operate with substantial leverage, and financial problems for our customers could result in uncollected accounts receivable, in the loss of customers and the associated lease revenues, or in a reduced ability of these customers to finance expansion activities. For example, we expect our site leasing gross profit in the fourth quarter of 1999 to be negatively impacted by the recent bankruptcy liquidation proceeding filed by Conxus. Pursuant to this proceeding, Conxus rejected several subleases that it had entered into with us and which were part of our lease/sublease business.

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our payment obligations.

  We have a significant amount of indebtedness. The following chart shows certain important credit information:

                                                                At September 30,
                                                                      1999
                                                                ----------------
                                                                  (dollars in
                                                                   thousands)
   Total indebtedness..........................................     $255,912
   Stockholders' equity........................................     $ 46,772

  Our substantial indebtedness could have important consequences to you. For example, it could:

  . increase our vulnerability to general adverse economic and industry conditions;

  . limit our ability to fund future working capital, capital expenditures, research and development costs and other general corporate requirements;

  . require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

  . limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  . place us at a competitive disadvantage to our competitors that are less leveraged; and

  . limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds. Failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our growth rate, prospects, financial condition or results of operations.

  Our ability to service our debt obligations will depend on our future operating performance, which will be affected by prevailing economic conditions in the wireless communications industry, and financial, business and other factors, certain of which are beyond our control. If we are unable to generate sufficient cash flow from operations to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing, delaying or eliminating acquisitions of towers or related service companies, delaying tower construction and other capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. We may not be able to effect any of these alternative strategies on satisfactory terms, if at all. The implementation of any of these alternative strategies could have a material adverse effect on our growth rate.

  Our senior credit facility and the indenture governing our senior discount notes each contains certain restrictive covenants. The senior credit facility also requires us to maintain specified financial ratios and satisfy certain financial condition tests. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we may not be able to meet those tests. A breach of any of these covenants could result in a default under the senior credit facility and the indenture governing our senior discount notes. Upon the occurrence of certain bankruptcy events, the outstanding principal, together with all accrued interest, will automatically become immediately due and payable. If any other event of default should occur under the senior credit facility, our lenders can elect to declare all amounts of principal outstanding under the senior credit facility, together with all accrued interest, to be immediately due and payable. Either of these events could also result in the triggering of cross-default or cross-acceleration provisions in other instruments, permitting acceleration of the maturity of additional indebtedness. If we were unable to repay amounts that become due under the senior credit facility, our lenders could proceed against the collateral granted to them to secure that indebtedness. If the indebtedness under the senior credit facility were to be accelerated, our assets may not be sufficient to repay in full the indebtedness. Substantially all of our assets are pledged as security under the senior credit facility.

  Our earnings have been insufficient to cover our fixed charges since the issuance of our senior discount notes. We expect our earnings to continue to be insufficient to cover our fixed charges for the foreseeable future. We may be able to incur substantial additional indebtedness in the future. If new debt is added to our current debt levels, the related risks that we face could intensify.

We must comply with a variety of extensive regulations.

  We are subject to a variety of regulations, including those at the federal, state and local level. Both the Federal Communications Commission and the Federal Aviation Administration regulate towers and other sites used for wireless communications transmitters and receivers. Such regulations control siting, lighting and marking of towers and may, depending on the characteristics of the tower, require prior approval or registration of tower facilities. Wireless communications devices operating on towers are separately regulated and independently licensed based upon the regulation of the particular frequency used. Proposals to construct new communication sites or to modify existing communication sites are reviewed by both the FCC and the FAA to ensure that a site will not present a hazard to aviation. Construction or modification of these structures is also subject to the National Environmental Policy Act, which requires additional review of any tower that may have a significant effect upon the quality of the human environment. Owners of towers may have an obligation to paint the towers or install lighting to conform to FCC and FAA standards and to maintain such painting or lighting. Tower owners also bear the responsibility for notifying the FAA of any tower lighting failures. We generally indemnify our customers against any failure to comply with applicable standards. Failure to comply with applicable requirements may lead to civil penalties.

  Local regulations include city or other local ordinances, zoning restrictions and restrictive covenants imposed by community developers. These regulations vary greatly, but typically require tower owners to obtain approval from local officials or community standards organizations prior to tower construction. Local regulations can delay or prevent new tower construction or site upgrade projects, thereby limiting our ability to respond to customers' demands. In addition, these regulations may increase the timing and costs associated with new tower construction. Additional regulations could be adopted which could increase these delays or result in additional costs to us. These factors could have a material adverse effect on our growth rate, prospects, financial condition or results of operations and on our ability to implement and/or achieve our business objectives in the future. Our customers may also become subject to new regulations or regulatory policies that adversely affect the demand for communication sites.

  Our operations are also subject to federal, state and local environmental laws and regulations regarding the use, storage, disposal, emission, release and remediation of hazardous and nonhazardous substances, materials or wastes. Under certain of these environmental laws, we could be held strictly liable for the remediation of hazardous substance contamination at our facilities or at third-party waste disposal sites, and could also be held liable for any personal or property damage related to the contamination. Although we believe that we are in substantial compliance with, and have no material liability under, applicable environmental laws, the costs of compliance with existing or future environmental laws and liability related to those laws may have a material adverse effect on our business.

  We and the wireless service providers that use our towers are also subject to government requirements and other guidelines relating to radio frequency, or RF, emissions. The potential connection between RF emissions and certain negative health effects, including some forms of cancer, has been the subject of substantial studies by the scientific community in recent years. To date, the results of these studies have been inconclusive. Although we have not been subject to any claims relating to RF emissions, we may be subject to these claims in the future.

Our towers are subject to damage from natural disasters.

  Our towers are subject to risks associated with natural disasters such as tornadoes, hurricanes and earthquakes. We maintain insurance to cover the estimated cost of replacing damaged towers, but these insurance policies are subject to caps and deductibles. We also maintain third party liability insurance to protect us in the event of an accident involving a tower. A tower accident for which we are uninsured or underinsured, or damage to a tower or group of towers, could have a material adverse effect on our financial condition.

New technologies may undermine the success of our operations.

  The emergence of new technologies could have a negative impact on our operations. For example, the FCC has granted license applications for several low-earth orbiting satellite systems that are intended to provide mobile voice and data services. Although these systems are highly capital intensive and have only begun to be tested, mobile satellite systems could compete with land-based wireless communications systems. In addition, products are currently being developed which may permit multiple wireless carriers to use a single antenna. These systems and products could reduce the demand for our infrastructure services or space on our towers. These events could have a material adverse effect on our growth rate, prospects, financial condition or results of operations.

Because of our holding company structure, we depend on our subsidiaries for cash flow. Our access to this cash flow is restricted.

  We are a holding company with no business operations of our own. Our only significant asset is and will be the outstanding capital stock of our subsidiaries. We conduct, and will conduct, all of our business operations through our subsidiaries. Accordingly, our only source of cash to pay our obligations is distributions from our subsidiaries of their net earnings and cash flow. We currently expect that the earnings and cash flow of our subsidiaries will be retained and used by them in their operations, including to service their debt obligations. Even if our subsidiaries determined to make a distribution to us, applicable state law and contractual restrictions, including the dividend covenants contained in our senior credit facility, may not permit these dividends or distributions.

Steven E. Bernstein will control the outcome of shareholder votes.

  Steven E. Bernstein, our President and Chief Executive Officer, beneficially owns 100% of the outstanding shares of Class B common stock. After the offering and the exercise of options granted by Mr. Bernstein to a third party, Mr. Bernstein will control approximately 62.7% of the total voting power of both classes of common stock. As a result, Mr. Bernstein will have the ability to control the outcome of all matters determined by a vote of our common shareholders, including the election of all of our directors.

We depend on the services of our executive officers.

  Our success depends to a significant extent upon the continued services of Steven E. Bernstein, our President and Chief Executive Officer, Daniel J. Eldridge, our President--Com-Net Construction Services, Ronald G. Bizick, II, our Executive Vice President-East, Michael N. Simkin, our Executive Vice President-West, Jeffrey A. Stoops, our Chief Financial Officer, and Robert M. Grobstein, our Chief Accounting Officer. Each of Messrs. Bizick, Simkin and Stoops has an employment agreement. We do not have an employment agreement with Messrs. Bernstein, Eldridge, or Grobstein. Mr. Bernstein's compensation and other terms of employment are determined by the Board of Directors. The loss of the services of any of Messrs. Bernstein, Eldridge, Bizick, Simkin, Stoops, Grobstein or other key managers or employees, could have a material adverse effect upon our prospects or results of operations.

We need to attract, retain and manage skilled employees.

  Our business involves the delivery of professional services and is labor-intensive. Our success depends in large part upon our ability to attract, develop, motivate and retain skilled employees. We compete with other wireless communications firms and other enterprises for employees with the skills required to perform our services. We cannot assure you that we will be able to attract and retain a sufficient number of highly-skilled employees in the future or that we will continue to be successful in training, retaining and motivating employees. The loss of a significant number of employees and/or our inability to hire a sufficient number of qualified employees could have a material adverse effect on our results of operations or growth rate.

If we or our existing shareholders sell additional shares of our Class A common stock after the offering, it could hurt the market price of our Class A common stock.

  If we sell a substantial number of shares of our Class A common stock after the offering, those sales could adversely affect the market price of our Class A common stock and could impair our ability to raise capital through the sale of equity securities. Upon completion of the offering, we will have 34,871,001 shares (assuming the selling shareholders fulfill the over-allotment option in full) of common stock outstanding. In addition, we have reserved 3,057,248 shares of Class A common stock issuable upon exercise of outstanding stock options, 884,543 shares that may be issued upon exercise of options that may be granted in the future under our 1999 Equity Participation Plan, 470,138 shares for issuance under our 1999 Employee Stock Purchase Plan and 402,500 shares issuable upon exercise of the outstanding warrant that we granted Deutsche Bank Securities Inc. We will also be required to issue up to 720,000 shares of Class A common stock to the former shareholders of Com-Net if 1999 and 2000 EBITDA targets established in connection with the acquisition of that company are met. Of the 28,871,000 shares of our common stock outstanding, 28,091,000 shares are freely transferable without restriction under the Securities Act, unless they are held by our "affiliates" as that term is used under the Securities Act. The remaining 780,000 shares are "restricted securities" as that term is defined in Rule 144 of the Securities Act and subject to the volume restrictions of Rule
144. The 6,000,000 shares sold in the offering (6,900,000 if the over-allotment option is exercised in full) will be freely transferable without restriction under the Securities Act, unless they are held by our affiliates. Certain shareholders have demand and piggyback registration rights for a total of up to 16,854,556 shares of our common stock.

  In connection with the offering and subject to certain exceptions, we, all of our executive officers and directors and the selling shareholders have agreed not to sell any shares of Class A common stock, or any securities which may be converted into or exchanged for any such shares of Class A common stock or substantially similar securities, for a period of 90 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc.

Our articles of incorporation and by-laws include provisions that may discourage a change of control transaction which may affect the rights of holders of our Class A common stock.

  Our articles of incorporation allow our Board of Directors to issue up to 30,000,000 shares of preferred stock and to fix the rights, privileges and preferences of these shares without any further vote or action by the shareholders. The rights of the holders of our Class A common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. While we have no present intention to issue shares of preferred stock, any issuance of preferred stock could be used to discourage, delay or make more difficult a change in control, which could be beneficial to the holders of our Class A common stock. In addition, our articles of incorporation provide for a staggered Board of Directors and our by-laws impose restrictions on calling special meetings of shareholders and introducing shareholder proposals. Each of these features could also be used to discourage, delay or make more difficult a change in control.

                                USE OF PROCEEDS

  Our net proceeds from the offering, after deduction of the underwriting discount and estimated offering expenses, will be approximately $146.1 million. We expect to use approximately $65.0 million of the net proceeds from the offering to repay outstanding debt. We expect to use the remainder to finance the construction and acquisition of towers and related businesses, and for general working capital purposes. An affiliate of Lehman Brothers, one of the underwriters in the offering, is a lender under the senior credit facility. We have used borrowings under the senior credit facility to finance our business plan. The weighted average interest rate of revolving credit loans outstanding under the senior credit facility was 9.68% at December 31, 1999. The revolving credit loans mature on December 31, 2004. Pending these uses, we will invest the net proceeds in short-term government obligations. See "Description of Existing Debt--The Senior Credit Facility." We will not receive the proceeds from any sale of Class A common stock by the selling shareholders.

                                DIVIDEND POLICY

  We have never paid dividends on the common stock, and we do not anticipate paying dividends in the foreseeable future. Any determination to pay cash dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant at that time by the Board of Directors.

  Our ability to pay dividends on the common stock is dependent upon the ability of our subsidiaries to pay dividends, or otherwise loan, advance or transfer funds, to us. The terms of our indebtedness impose limitations on our ability to pay dividends or make other distributions on our capital stock.

                                 CAPITALIZATION

  The following table sets forth our consolidated capitalization as of September 30, 1999 on an historical basis and as adjusted for this offering and the application of the net proceeds and the December 16, 1999 amendment to our senior credit facility that increased our term loan outstanding from $25.0 million at September 30, 1999 to $75.0 million at December 16, 1999. You should read this table in conjunction with "Selected Historical Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus and the Consolidated Financial Statements and their related notes incorporated by reference in this prospectus.

                                                          As of September 30,
                                                                  1999
                                                          ---------------------
                                                           Actual   As Adjusted
                                                          --------  -----------
                                                              (dollars in
                                                               thousands)
                                                              (unaudited)
Cash and cash equivalents(a)............................. $  2,705   $140,835
                                                          ========   ========
Long-term debt (less current maturities):
  Senior credit facility(a)..............................   75,000     75,000
  12% senior discount notes due 2008.....................  180,674    180,674
  Other long-term borrowings.............................      188        --
                                                          --------   --------
    Total long-term debt.................................  255,862    255,674
                                                          --------   --------
Preferred stock (30,000,000 shares authorized; 0 shares
 issued).................................................      --         --
Stockholders' equity:
  Class A common stock (100,000,000 shares authorized;
   21,101,614 issued;      issued, as
   adjusted)(b)(c)(d)....................................      211        271
  Class B common stock (8,100,000 shares authorized;
   7,644,264 shares issued)..............................       76         76
  Warrants to purchase Class A common stock..............      --         --
  Paid-in capital........................................   97,729    243,768
  Accumulated deficit....................................  (51,245)   (51,245)
                                                          --------   --------
    Total stockholders' equity...........................   46,772    192,871
                                                          --------   --------
      Total capitalization............................... $302,634   $448,545
                                                          ========   ========

--------

(a) As of December 16, 1999, we increased our senior credit facility from $175.0 million to $300.0 million. This $125.0 million increase included a new $50.0 million term loan, which was fully funded at closing, and a $75.0 million increase in our revolving credit line. The "as adjusted" number reflects the receipt of the proceeds from the $50.0 million term loan and the expected use of proceeds of the offering to repay our outstanding revolving bank loans. The "as adjusted" number also gives effect to consent and financing fees paid in connection with the amendment to our senior credit facility. We expect the actual amount of borrowings outstanding under the revolving credit line as of the closing of this offering to be greater than the amount outstanding at September 30, 1999, as we continue to borrow to finance our business plan.

(b) The "as adjusted" number does not include (1) 3,057,248 shares of Class A common stock issuable upon exercise of outstanding stock options, (2) 884,543 shares that are reserved for issuance upon exercise of options that may be granted in the future under our 1999 Equity Participation Plan, (3) 470,138 shares that are reserved for issuance under our 1999 Employee Stock Purchase Plan or (4) 402,500 shares issuable upon exercise of the outstanding warrant that we granted to Deutsche Bank Securities Inc.

(c) The "as adjusted" number also does not include the 320,000 or 400,000 additional shares of Class A common stock that are issuable to the former shareholders of Com-Net if 1999 and 2000 EBITDA targets established in connection with the acquisition of that company are met.

(d) Assumes that we do not sell any shares of Class A common stock upon exercise of the over-allotment option. We have agreed that if any or all of the selling shareholders decide not to sell their shares upon exercise of the over-allotment option, we will issue any shares necessary to satisfy the option.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  The following unaudited pro forma condensed consolidated financial statements are based on our historical financial statements during the periods presented. The unaudited pro forma consolidated statements of operations give effect to the pro forma transactions, which are (1) all individually immaterial acquisitions completed during the year ended December 31, 1998 and nine months ended September 30, 1999, (2) the issuance of Class A common stock in our 1999 initial public offering and the application of those net proceeds and (3) the issuance of Class A common stock in this offering and the application of the net proceeds as described under "Use of Proceeds," as if each had occurred as of the beginning of the periods presented. The unaudited pro forma consolidated balance sheet as of September 30, 1999 gives pro forma effect to the issuance of the Class A common stock in this offering and the application of the net proceeds from the offering and the December 16, 1999 amendment to our senior credit facility that increased our term loan outstanding by $50.0 million as if each had occurred on September 30, 1999. The pro forma adjustments are described in the accompanying notes and are based upon available information and certain assumptions that we believe are reasonable.

  These pro forma financial statements are for informational purposes only and do not purport to present what our results of operations or financial condition would actually have been had these transactions actually occurred on such dates or to project our results of operations or financial condition for any future date or period. You should read the pro forma financial statements and their related notes together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus and the Consolidated Financial Statements and their related notes incorporated by reference in this prospectus.

                SBA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                         Year Ended December 31, 1998

                                                                                     Pro
                                        Adjustments     Adjustments   Adjustments   Forma
                                       for Completed    for Initial    for this       as
                          Historical  Acquisitions(a) Public Offering  Offering    Adjusted
                          ----------  --------------- --------------- ----------- ----------
                                    (dollars in thousands except per share data)
Revenues:
  Site development......  $  46,705       $19,416         $  --          $--      $   66,121
  Site leasing..........     12,396         8,057            --           --          20,453
                          ---------       -------         ------         ----     ----------
    Total revenues......     59,101        27,473            --           --          86,574
                          ---------       -------         ------         ----     ----------
Cost of revenues
 (exclusive of
 depreciation shown
 below):
  Site development......     36,500        16,804            --           --          53,304
  Site leasing..........      7,281         1,501            --           --           8,782
                          ---------       -------         ------         ----     ----------
Total cost of revenues..     43,781        18,305            --           --          62,086
                          ---------       -------         ------         ----     ----------
Gross profit............     15,320         9,168            --           --          24,488
Selling, general and
 administrative.........     18,302         2,642            --           --          20,944
Depreciation and
 amortization...........      5,802         6,662            --           --          12,464
                          ---------       -------         ------         ----     ----------
Operating loss..........     (8,784)         (136)           --           --          (8,920)
Interest income.........      4,303           --            (223)(b)      --           4,080
Interest expense........     (2,357)         (317)           178(c)       -- (c)      (2,496)
Non-cash amortization of
 original issue discount
 and debt issuance
 costs..................    (14,550)          --             --           --         (14,550)
Other...................        (37)          410            --           --             373
                          ---------       -------         ------         ----     ----------
Loss before income
 taxes..................    (21,425)          (42)           (46)         --         (21,513)
Benefit for income
 taxes..................      1,524           --             --           --           1,524
                          ---------       -------         ------         ----     ----------
Net loss................    (19,901)          (42)           (46)         --         (19,989)
Dividends on preferred
 stock..................     (2,575)          --           2,575(d)       --             --
                          ---------       -------         ------         ----     ----------
Net loss available to
 common stockholders....  $ (22,476)      $   (42)        $2,529         $--      $  (19,989)
                          =========       =======         ======         ====     ==========
Basic and diluted loss
 per common share.......  $   (2.64)                                              $    (0.60)
                          =========                                               ==========
Basic and diluted
 weighted average number
 of shares of common
 stock..................  8,526,052                                               33,480,352
                          =========                                               ==========

--------
(a) Reflects the historical, pre-acquisition results of operations (in the aggregate) for all individually immaterial acquisitions completed by us for the year ended December 31, 1998 and nine months ended September 30, 1999 and the increase in pro forma depreciation on tower assets acquired resulting from our application of purchase accounting.

(b) Reflects a reduction of interest income related to the repayment of a shareholder loan.

(c) Reflects a reduction of pro forma interest expense resulting from the use of a portion of the net proceeds from the initial public offering to repay all amounts outstanding under our previous credit facility assuming such transaction was completed as of January 1, 1998.

(d) Reflects elimination of dividends on preferred stock as a result of the conversion of the Series A preferred stock into Class A common stock.

                SBA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                     Nine Months Ended September 30, 1999

                                                                                       Pro
                                         Adjustments     Adjustments   Adjustments    Forma
                                        for Completed    for Initial    for this       as
                          Historical   Acquisitions(a) Public Offering  Offering    Adjusted
                          -----------  --------------- --------------- ----------- -----------
                                     (dollars in thousands except per share data)
Revenues:
 Site development.......  $    39,723      $ 9,763          $  --         $ --     $    49,486
 Site leasing...........       18,009        2,464             --           --          20,473
                          -----------      -------          -----         ----     -----------
  Total revenues........       57,732       12,227             --           --          69,959
                          -----------      -------          -----         ----     -----------
Cost of revenues
 (exclusive of
 depreciation shown
 below):
 Site development.......       30,322        8,171             --           --          38,493
 Site leasing...........        8,393          490             --           --           8,883
                          -----------      -------          -----         ----     -----------
  Total cost of
   revenues.............       38,715        8,661             --           --          47,376
                          -----------      -------          -----         ----     -----------
   Gross profit.........       19,017        3,566             --           --          22,583
Selling, general and
 administrative.........       13,714        1,343             --           --          15,057
Depreciation and
 amortization...........       10,983        2,074             --           --          13,057
                          -----------      -------          -----         ----     -----------
   Operating loss.......       (5,680)         149             --           --          (5,531)
Interest income.........          767           --            (92)(b)       --             675
Interest expense........       (3,240)       (100)            736 (c)      465(c)       (2,139)
Non-cash amortization of
 original issue discount
 and debt issuance
 costs..................      (16,205)          --             --           --         (16,205)
Other...................           28           --             --           --              28
                          -----------      -------          -----         ----     -----------
Income (loss) before
 income taxes and
 extraordinary item.....      (24,330)          49            644          465         (23,172)
Benefit (provision) for
 income taxes...........          403          (34)            --           --             369
                          -----------      -------          -----         ----     -----------
Net loss before
 extraordinary item.....      (23,927)          15            644          465         (22,803)
Extraordinary item......       (1,150)          --             --           --          (1,150)
                          -----------      -------          -----         ----     -----------
Net loss................      (25,077)          15            644          465         (23,953)
Dividends on preferred
 stock..................          733           --           (733)(d)       --              --
                          -----------      -------          -----         ----     -----------
Net loss available to
 common stockholders....  $   (24,344)     $    15          $ (89)        $465     $   (23,953)
                          ===========      =======          =====         ====     ===========
Basic and diluted loss
 per common share before
 extraordinary item.....  $     (1.42)                                             $     (0.67)
Extraordinary item              (0.07)                                                   (0.03)
                          -----------                                              -----------
Basic and diluted loss
 per common share.......  $     (1.49)                                             $     (0.70)
                          ===========                                              ===========
Basic and diluted
 weighted average number
 of shares of common
 stock..................   16,348,073                                               34,342,141
                          ===========                                              ===========

--------
(a) Reflects the historical, pre-acquisition results of operations (in the aggregate) for all individually immaterial acquisitions completed by us for the nine months ended September 30, 1999 and the increase in pro forma depreciation on tower assets acquired resulting from our application of purchase accounting.
(b) Reflects a reduction of interest income related to the repayment of a shareholder loan.

(c) Reflects a reduction of pro forma interest expense resulting from the use of a portion of the net proceeds from the initial public offering and this offering to repay all amounts outstanding under our senior credit facility assuming such transactions were completed as of January 1, 1999.

(d) Reflects elimination of dividends on preferred stock as a result of the conversion of the Series A preferred stock into Class A common stock.

                SBA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                            As of September 30, 1999

                                                        Adjustments for   Pro
                                       Adjustments        Increase in    Forma
                                           for           Senior Credit     as
                            Historical  Offering           Facility     Adjusted
                            ---------- -----------      --------------- --------
                                        (dollars in thousands)
          ASSETS
Current assets:
  Cash and cash
   equivalents............   $  2,705   $ 95,861(a)(b)      $42,269(c)  $140,835
  Accounts receivable.....     20,598        --                 --        20,598
  Prepaid and other
   current assets.........      6,519        --                 --         6,519
  Cost and estimated
   earnings in excess of
   billings on uncompleted
   contracts..............      2,523        --                 --         2,523
                             --------   --------            -------     --------
    Total current assets..     32,345     95,861             42,269      170,475
Property and equipment,
 net......................    284,509        --                 --       284,509
Intangible assets, net....     16,154        --                 --        16,154
Other assets..............     14,176        --               7,731(c)    21,907
                             --------   --------            -------     --------
    Total assets..........   $347,184   $ 95,861            $50,000     $493,045
                             ========   ========            =======     ========
     LIABILITIES AND
   STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........   $ 28,842   $    --             $   --      $ 28,842
  Accrued expenses........      5,246        --                 --         5,246
  Accrued salaries and
   payroll taxes..........      2,084        --                 --         2,084
  Notes payable and lines
   of credit..............         50        (50)(b)            --           --
  Billings in excess of
   costs and estimated
   earnings on uncompleted
   contracts..............      1,294        --                 --         1,294
  Other current
   liabilities............      3,150        --                 --         3,150
                             --------   --------            -------     --------
    Total current
     liabilities..........     40,666        (50)               --        40,616
                             --------   --------            -------     --------
Other liabilities:
  Deferred tax
   liabilities............      3,174        --                 --         3,174
  Notes payable...........     75,188    (50,188)(b)         50,000(c)    75,000
  Senior discount notes...    180,674        --                 --       180,674
  Other long-term
   liabilities............        710        --                 --           710
                             --------   --------            -------     --------
    Total long-term
     liabilities..........    259,746    (50,188)            50,000      259,558
                             --------   --------            -------     --------
Redeemable preferred stock
Stockholders' equity:
Common stock Class A......        211         60                --           271
      Class B.............         76        --                 --            76
  Additional paid in
   capital................     97,729    146,039(a)             --       243,768
  Accumulated deficit.....    (51,245)       --                 --       (51,245)
                             --------   --------            -------     --------
    Total stockholders'
     equity...............     46,772    146,099                --       192,871
                             --------   --------            -------     --------
    Total liabilities and
     stockholders'
     equity...............   $347,184   $ 95,861            $50,000     $493,045
                             ========   ========            =======     ========

--------

(a) Reflects the estimated net proceeds from the offering of approximately $146.1 million, which is net of the estimated underwriting discount and offering expenses totaling approximately $9.2 million and amounts paid related to outstanding debt.

(b) Reflects use of proceeds from the offering to repay approximately $50.0 million of revolving loans and approximately $0.2 million of installment loans of Com-Net.

(c) Reflects the December 16, 1999 amendment to our senior credit facility that increased our term loan outstanding from $25.0 million at September 30, 1999 to $75.0 million at December 16, 1999. The balance sheet amounts give effect to consent and financing fees paid in connection with the amendment to our senior credit facility. We expect the actual amount of borrowings outstanding under the revolving credit line as of the closing of this offering to be greater than the amount outstanding at September 30, 1999 as we continue to borrow to finance our business plan.

                       SELECTED HISTORICAL FINANCIAL DATA

  The following table sets forth selected historical financial data as of and for the years ended December 31, 1994, 1995, 1996, 1997 and 1998 and as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999. The financial data for each of the full fiscal years have been derived from, and are qualified by reference to, our audited financial statements, which Arthur Andersen LLP, our independent certified public accountants, have audited. The financial data set forth below as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999, have been derived from our unaudited consolidated financial statements. The financial statements for periods ending on or prior to December 31, 1996 are the combined financial statements of SBA, Inc. and SBA Leasing, Inc., two predecessor companies that we acquired during the first quarter of 1997. You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus and the Consolidated Financial Statements and their related notes incorporated by reference in this prospectus.

                                                                             Nine Months Ended
                                    Year Ended December 31,                    September 30,
                          -----------------------------------------------  -----------------------
                           1994     1995      1996     1997       1998        1998        1999
                          -------  -------  --------  -------  ----------  ----------  -----------
                                     (dollars in thousands except per share data)
                                                                                (unaudited)
Operating Data:
Revenues:
 Site development
  revenue...............  $10,604  $22,700  $ 60,276  $48,241  $   46,705  $   33,624  $    39,723
 Site leasing revenue...      896    2,758     4,530    6,759      12,396       8,132       18,009
                          -------  -------  --------  -------  ----------  ----------  -----------
Total revenues..........   11,500   25,458    64,806   55,000      59,101      41,756       57,732
                          -------  -------  --------  -------  ----------  ----------  -----------
Cost of revenues
 (exclusive of
 depreciation shown
 below):
 Cost of site
  development revenue...    7,358   13,993    39,822   31,470      36,500      26,015       30,322
 Cost of site leasing
  revenue...............      647    2,121     3,638    5,356       7,281       5,039        8,393
                          -------  -------  --------  -------  ----------  ----------  -----------
Total cost of revenues..    8,005   16,114    43,460   36,826      43,781      31,054       38,715
                          -------  -------  --------  -------  ----------  ----------  -----------
Gross profit............    3,495    9,344    21,346   18,174      15,320      10,702       19,017
Selling, general and
 administrative(a)(b)...    1,627    5,968    17,754   12,033      18,302      13,127       13,714
Depreciation and
 amortization...........        5       73       160      514       5,802       2,804       10,983
                          -------  -------  --------  -------  ----------  ----------  -----------
Operating income
 (loss).................    1,863    3,303     3,432    5,627      (8,784)     (5,229)      (5,680)
Interest income.........        2        6         7      644       4,303       3,374          767
Interest expense........      (19)     (11)     (139)    (407)     (2,357)        --        (3,240)
Non cash amortization of
 original issue discount
 and debt issuance
 costs..................      --       --        --       --      (14,550)    (10,811)     (16,205)
Other...................      --       --        --       --          (37)        --            28
                          -------  -------  --------  -------  ----------  ----------  -----------
Income (loss) before
 income taxes and
 extraordinary item.....    1,846    3,298     3,300    5,863     (21,425)    (12,667)     (24,330)
(Provision) benefit for
 income taxes(c)........     (738)  (1,319)  (1, 320)  (5,596)      1,524         --           403
                          -------  -------  --------  -------  ----------  ----------  -----------
Net income (loss) before
 extraordinary item.....    1,108    1,979     1,980      267     (19,901)    (12,667)     (23,927)
Extraordinary item......      --       --        --       --          --          --        (1,150)
                          -------  -------  --------  -------  ----------  ----------  -----------
Net income (loss).......    1,108    1,979     1,980      267     (19,901)    (12,667)     (25,077)
Dividends on preferred
 stock..................      --       --        --      (983)     (2,575)     (1,862)         733
                          -------  -------  --------  -------  ----------  ----------  -----------
Net income (loss)
 available to common
 shareholders...........  $ 1,108  $ 1,979  $  1,980  $  (716) $  (22,476) $  (14,529) $   (24,344)
                          =======  =======  ========  =======  ==========  ==========  ===========
Basic and diluted loss
 per common share before
 extraordinary item.....                                       $    (2.64) $    (1.73) $     (1.42)
Extraordinary item......                                              --          --         (0.07)
                                                               ----------  ----------  -----------
Basic and diluted loss
 per common share.......                                       $    (2.64) $    (1.73) $     (1.49)
                                                               ==========  ==========  ===========
Basic and diluted
 weighted average number
 of shares of common
 stock..................                                        8,526,052   8,407,238   16,348,073
                                                               ==========  ==========  ===========
Other Data:
Adjusted EBITDA(d)......  $ 1,868  $ 3,376  $ 10,603  $ 7,155  $   (2,377) $   (2,281) $     5,490
Annualized tower cash
 flow(e)................      344      752       991    1,947       8,088       5,634       15,488
Net cash provided by
 (used in) operating
 activities.............      873     (533)    1,215    7,829       7,471      16,422       11,463
Net cash used in
 investing activities...      (51)    (660)     (145) (17,676)   (138,124)   (103,561)    (147,973)
Net cash provided by
 (used in) financing
 activities.............     (689)   1,298    (1,036)  15,645     151,286     133,527      112,472
Towers owned at the
 beginning of period....      --       --        --       --           51          51          494
Towers constructed......      --       --        --        15         310         233          288
Towers acquired.........      --       --        --        36         133          80          174
Total towers at the end
 of period..............      --       --        --        51         494         364          956

-------
(Footnotes on following page)

                                    As of December 31,                  As of
                         -----------------------------------------   September 30,
                          1994    1995    1996    1997      1998         1999
                         ------- ------- ------- -------  --------  --------------
Balance Sheet Data (at
 end of period)                                                      (unaudited)
(dollars in thousands):
Property, plant and
 equipment (net)........ $    61 $   647 $   632 $17,829  $150,946      $284,509
Total assets............   2,610   7,429  18,060  44,797   214,573       347,184
Total debt(f)...........       1   1,500   4,921  10,184   182,573       255,912
Redeemable preferred
 stock..................     --      --      --   30,983    33,558           --
Common stockholders'
 equity (deficit).......   1,745   4,793     102  (4,344)  (26,095)       46,772

--------
(a) For the year ended December 31, 1995, selling, general and administrative expenses include cash compensation expense of $1.3 million representing the amount of officer compensation in excess of what would have been paid had the officer employment agreements entered into in 1997 been in effect during that period. For the year ended December 31, 1996, selling, general and administrative expenses include non-cash compensation expense of $7.0 million incurred in connection with the consolidation of the predecessor companies and cash compensation expense of $4.9 million representing the amount of officer compensation in excess of what would have been paid had the officer employment agreements entered into in 1997 been in effect during that period. For the year ended December 31, 1997, selling, general and administrative expenses include non-cash compensation expense of $1.0 million incurred in the consolidation of the predecessor companies. For the year ended December 31, 1998, selling, general and administrative expenses include non-cash compensation expense of $0.6 million incurred in connection with the issuance of stock options and Class A common stock. For the nine months ended September 30, 1999, selling, general and administrative expenses include a non-cash compensation expense of $0.2 million incurred in connection with the issuance of stock options.

(b) Selling, general and administrative expenses include corporate development expenses associated with our site leasing business that were incurred in connection with the acquisition or construction of owned towers. These expenses consist of compensation and overhead costs that are not directly related to the administration or management of existing towers. All of these costs are expensed as incurred.

(c) Provision for income taxes represents a pro forma calculation (40%) for the years ended December 31, 1994, 1995 and 1996, when we were treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended. We converted to a C corporation in 1997. Provision for income taxes for the year ended December 31, 1997 includes the tax effect of our conversion to a C corporation.

(d) EBITDA represents earnings before interest income, interest expense, other income, income taxes, depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. Adjusted EBITDA excludes the effect of the non-cash compensation expense referred to in footnote (a) above. Adjusted EBITDA is not intended to represent cash flows for the periods presented, nor has it been presented as an alternative to operating income or as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Companies calculate Adjusted EBITDA differently and, therefore, Adjusted EBITDA as presented for us may not be comparable to Adjusted EBITDA reported by other companies. See our Consolidated Statements of Cash Flows in our Consolidated Financial Statements incorporated by reference in this prospectus.

(e) We define "tower cash flow" as site leasing revenue less cost of site leasing revenue (exclusive of depreciation). Tower cash flow includes deferred revenue attributable to certain leases. We believe tower cash flow is useful because it allows you to compare tower performance before the effect of expenses (selling, general and administrative) that do not relate directly to tower performance. We define "annualized tower cash flow" as tower cash flow for the last calendar quarter attributable to our site leasing business multiplied by four. Pro forma annualized tower cash flow also includes the effect of fourth quarter acquisitions as if each had occurred at the beginning of the period presented.

(f) Total debt does not include amounts owed to the shareholder of $0.1 million and $10.7 million as of December 31, 1995 and 1996, respectively. These amounts were paid in March 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

  We are a leading independent owner and operator of wireless communications infrastructure in the United States. Our strategy is to use our historical leadership position in the site development business, a project revenue business, to expand our ownership and leasing of communication towers, a recurring revenue business. We are transitioning our revenue stream from project driven revenues more to recurring revenues through the leasing of antenna space at or on communications facilities.

  While we intend to continue to offer site development services to wireless carriers and other telecommunications providers where demand and profitable opportunities exist, we will emphasize our site leasing business through the construction of owned towers for lease to wireless service providers, the acquisition of existing sites and the leasing, subleasing and management of other antennae sites. We believe that as the site development industry matures and as wireless service providers choose to outsource ownership of communication sites in order to conserve capital, our revenues and gross profit from the site development consulting segment of that business will continue to decline in the near term. We also believe that, over the longer term, site leasing revenues will increase as carriers move to outsource tower ownership and the number of towers we own grows.

  As a result of these trends and the shift in focus of our business, our earnings have declined in 1999 from prior periods and net interest expense, depreciation, amortization and capital expenditures have increased sharply as we accumulated towers. Our EBITDA, however, has increased in 1999 as compared to 1998. Additionally, our capital expenditures may increase even more in 2000 as compared to 1999. We also anticipate that our operating expenses will remain at or above current levels as we continue to construct and acquire tower assets.

  We derive our revenues from two businesses - site development and site leasing. Our site development business consists of site development consulting and site development construction. We provide site development services, both consulting and construction, on a contract basis that is usually customer and project specific. We generally charge for site development services on either a time and materials basis or a fixed price basis. The majority of these services are performed on a fixed fee basis. We also provide site leasing services on a contract basis. Revenue from our site development business may fluctuate from period to period depending on construction activities, which are a function of our clients' build-out schedules, weather and other factors. Our antenna site leases are typically long-term agreements with renewal periods. Leases are generally paid on a monthly basis. Because of the low variable operating costs of the site leasing business, additional tenants on a tower generate disproportionately larger increases in tower cash flow.

  We have focused our capital deployment on building new towers and "mom and pop" acquisitions. Of the 1,163 towers we owned at December 31, 1999, 763 were new builds. In general, we have chosen to build rather than buy the substantial majority (64%) of our towers due to what we believe are more favorable economics. To date, our construction cost of a new tower averages approximately $225,000, while we believe the industry's average acquisition cost of a tower over the last two years has been approximately $400,000. At December 31, 1999, we had non-binding mandates from wireless service providers to build over 335 additional towers under build-to-suit programs, the majority of which we expect will result in binding anchor tenant lease agreements. We believe we have one of the largest numbers of non-binding build-to-suit mandates from wireless service providers in the industry. We are also pursuing over 700 new strategic builds in locations chosen by us based on our industry knowledge and experience.

  While we have focused primarily on new build towers for growth, we have also acquired 400 towers as of December 31, 1999. Our acquisition strategy has focused on small, "mom and pop" acquisition targets, those which we believe offer better opportunities for value. We seek to acquire towers where we can, through additional tenant leases, increase cash flow to substantially reduce the tower cash flow multiple from the multiple paid at acquisition. The 400 tower acquisitions to date have been completed at an average acquisition price of approximately $373,000 per tower and a 14.6 times multiple of annualized tower cash flow to purchase price, or an aggregate purchase price of $149.4 million. In addition to what we have already acquired, we are currently actively negotiating to acquire existing towers. At December 31, 1999, we had letters of intent or definitive agreements to acquire 94 towers in 23 separate transactions for an aggregate purchase price of approximately $39.2 million, or an average acquisition price of $417,000 per tower, and a 16.7 times multiple of annualized tower cash flow to purchase price. We cannot assure you that we will be able to close these transactions, or identify towers or tower companies to acquire in the future.

  On April 30, 1999, we acquired Com-Net Construction Services, Inc. Com-Net provides turnkey construction services of towers and terminal switches primarily throughout the mid-western, eastern and western United States and for the year ended December 31, 1998 had construction revenues of over $20.0 million. We issued 780,000 shares of our Class A common stock to the shareholders of Com-Net, of which 480,000 shares have been pledged back to us and are subject to forfeiture if the acquired company does not achieve certain 1999 earnings targets. In addition, the shareholders of Com-Net may receive up to $2.5 million in cash and 320,000 additional shares of Class A common stock if certain 1999 EBITDA targets are met by the acquired company and up to an additional 400,000 shares of Class A common stock if certain 2000 EBITDA targets are met.

  On the same date, we acquired an affiliate of Com-Net, Com-Net Development Group, LLC. Com-Net Development Group owned 18 completed or substantially completed towers in Texas, Ohio and Tennessee and over 30 sites in various stages of development under build-to-suit programs. We paid $1.0 million in cash and assumed debt of approximately $2.5 million for Com-Net Development Group.

Results of Operations

  As we continue our transition into site leasing, operating results in prior periods may not be meaningful predictors of future prospects. You should be aware of the dramatic changes in the nature and scope of our business when reviewing the ensuing discussion of comparative historical results. We expect that the acquisitions consummated to date and any future acquisitions, as well as our new tower builds, will have a material impact on future revenues, expenses and net income. In particular, depreciation and amortization and net interest expense increased significantly in the period ended September 30, 1999 over the year earlier period, and are expected to continue to increase significantly in future periods. We believe that our new tower builds will have a material effect on future operations, which effect will probably be negative until the time, if ever, that the newly constructed towers attain higher levels of tenant use.

 Nine Months of 1999 Compared to Nine Months of 1998

  Total revenues increased 38.3% to $57.7 million for the nine months of 1999 from $41.8 million for the first nine months of 1998 due to increases in both site development and site leasing revenue. Site development revenue increased 18.1% to $39.7 million in the first nine months of 1999 from $33.6 million in the first nine months of 1998 due to increased site development construction revenue, which more than offset a decrease in site development consulting revenue. Site development consulting revenue decreased 43.6% to $12.8 million for the first nine months of 1999 from $22.6 million for the first nine months of 1998, due primarily to the decreased demand for site acquisition and zoning services from PCS licensees stemming from the increasing acceptance by wireless carriers of outsourced communication site infrastructure through build-to-suit programs. Site development construction revenue increased 144.5% to $27.0 million for the first nine months of 1999 from $11.0 million for 1998, due primarily to the acquisition of Com-Net on April 30, 1999 as well as the expanded activities of our CSSI construction company subsidiary. Site leasing revenue increased 121.5% to $18.0 million for the first nine months of 1999 from $8.1 million for the first nine months of 1998, due primarily to the substantially greater number of towers in our portfolio during the first nine months of 1999 compared to the first nine months of 1998 and new tenant leases added to our towers.

  Total cost of revenue increased 24.7% to $38.7 million for the first nine months of 1999 from $31.1 million for the first nine months of 1998. A greater rate of increase in revenues offset the increase in cost of revenues and resulted in improved gross profit margin. Site development cost of revenue increased 16.6% to $30.3 million in the first nine months of 1999 from $26.0 million in the first nine months of 1998 due to an increased level of activity. Site development consulting cost of revenue decreased 51.0% to $8.9 million for the first nine months of 1999 from $18.2 million for the first nine months of 1998 due primarily to a decreased level of activity. Site development construction cost of revenue increased to $21.4 million for the first nine months of 1999 from $7.8 million for the first nine months of 1998, due primarily to the acquisition of Com-Net as well as increased revenues from CSSI. Site leasing cost of revenue increased 66.6% to $8.4 million for the first nine months of 1999 from $5.0 million for the first nine months of 1998, due primarily to the increased number of towers owned resulting in an increased amount of ground lease payments.

  Gross profit increased 77.7% to $19.0 million for the first nine months of 1999 from $10.7 million for the first nine months of 1998, due to increased revenue and higher margins. Gross profit from site development increased 23.5% to $9.4 million in the first nine months of 1999 from $7.6 million in the first nine months of 1998 due to higher site development construction gross profit which more than offset decreased site development consulting gross profit. Site development consulting gross profit declined primarily due to decreased revenue. Gross profit margin on site development consulting increased in the first nine months of 1999 to 30% from 19% in the first nine months of the 1998 period. This increase is attributable to a changing mix in the timing of projects, as the earlier phases of consulting projects tend to be more profitable. Gross profit margin on site development construction dropped in the first nine months of 1999 to 21% from 29% in the first nine months of 1998, reflecting the integration of Com-Net which has historically had gross profit margins in the 15%-20% range and the use by CSSI of more subcontract labor required by greater levels of activity. During September 1999, as part of its bankruptcy liquidation proceeding, Conxus rejected subleases of ours. Annualized revenues associated with these leases were approximately $1.0 million and our total remaining payment obligations on the primary leases associated with the Conxus subleases are approximately $1.0 million. Some or all of the remaining obligations would be immediately expensed if we were unable to re-lease the space and/or terminate the primary leases. However, we believe that we will be able to re-lease some or all of the space and/or terminate the primary leases on a timely basis, resulting in an amount to be expensed in the fourth quarter of 1999 which is significantly lower than the total remaining obligations.

  Gross profit for the site leasing business increased 210.9% to $9.6 million in the first nine months of 1999 from $3.1 million in the first nine months of the 1998 period, and site leasing gross profit margin improved to 53% in the first nine months of 1999 from 38% in the first nine months of 1998. The increased gross profit and improved margin were both due to the substantially greater number of towers owned in the first nine months of the 1999 period and the lease-up of our towers with additional tenants. As a percentage of total revenues, gross profit increased to 32.9% of total revenues in the first nine months of 1999 from 25.6% in the first nine months of 1998 due primarily to increased levels of site leasing revenues and higher margins in site leasing gross profit.

  Selling, general and administrative expenses increased 4.5% to $13.7 million for the first nine months of 1999 as compared to $13.1 million for the first nine months of 1998. This increase is primarily attributable to the additional selling and administrative expenses associated with Com-Net. As a percentage of total revenues, selling, general and administrative expenses decreased to 23.8% for the first nine months of 1999 from 31.4% in the first nine months of 1998.

  Depreciation and amortization increased to $11.0 million for the first nine months of 1999 as compared to $2.8 million for the first nine months of 1998. This increase is directly related to the increased amount of fixed assets (primarily towers) we owned in the first nine months of 1999 as compared to the first nine months of 1998.

  Operating loss increased to $(5.7) million for the first nine months in 1999 from $(5.2) million for the first nine months of 1998 as a result of increased depreciation and amortization expenses in the first nine months of

1999, which more than offset increased gross profits. Other income (expense) increased to $(18.7) million for the first nine months of 1999 from $(7.4) million for the first nine months of 1998. This increase resulted primarily from the non-cash amortization of original issue discount associated with our senior discount notes and greater interest expense associated with outstanding borrowings under the senior credit facility in 1999. Net loss was $(25.1) million for the first nine months of 1999 as compared to a net loss of $(12.7) million for the first nine months of 1998 due to increased depreciation, amortization and net interest expense. The extraordinary item in the first nine months of 1999 of $1.1 million relates to the write-off of deferred financing fees associated with a prior bank credit agreement.

  Basic and diluted loss per common share decreased to ($1.49) for the first nine months of 1999 from $(1.73) for the first nine months of 1998. This decrease was attributable to the increased weighted average number of shares in the first nine months of 1999 as compared to the first nine months of 1998.

 1998 Compared to 1997

  Total revenues increased 7.5% to $59.1 million for 1998 from $55.0 million for 1997. Total site development revenue decreased 3.2% to $46.7 million in 1998 from $48.2 million in 1997 due to a substantial decline in site development consulting revenue, which was largely offset by a substantial increase in site development construction revenue. Site development consulting revenue decreased 41.6% to $27.4 million for 1998 from $47.0 million for 1997, due primarily to the decreased demand for site acquisition and zoning services from PCS licensees, as well as the increasing acceptance by wireless carriers of outsourced communication site infrastructure through build-to-suit programs. Site development construction revenue increased to $19.3 million for 1998 from $1.2 million for 1997, due to the acquisition of CSSI in September 1997 and higher levels of activity. Site leasing revenue increased 83.4% to $12.4 million for 1998 from $6.8 million for 1997, due to a substantial number of revenue producing towers added during the period through new builds and acquisitions.

  Total cost of revenues increased 18.9% to $43.8 million for 1998 from $36.8 million for 1997. Site development cost of revenue increased 16.0% to $36.5 million in 1998 from $31.5 million in 1997 due to a substantial increase in site development construction cost of revenue, which was partially offset by a decrease in site development consulting cost of revenue. Site development consulting cost of revenue decreased 28.5% to $21.9 million for 1998 from $30.6 million for 1997, due to a decreased level of activity. Site development construction cost of revenue increased to $14.6 million for 1998 from $0.8 million for 1997, due again to the inclusion of the construction subsidiary for a full twelve months in 1998 versus three months in 1997. Site leasing cost of revenue increased 35.9% to $7.3 million for 1998 from $5.4 million for 1997, due primarily to the increased volume of towers owned resulting in an increased amount of lease payments to land owners.

  Gross profit decreased 15.7% to $15.3 million for 1998 from $18.2 million for 1997, due to the decrease in site development consulting revenue and lower margins earned on such revenue, which more than offset gross profits from increased site development construction and site leasing. Gross profit for site development consulting services decreased 66.1% to $5.6 million for 1998 from $16.4 million for 1997. The lower gross profit margins experienced in 1998 were due to more work being performed on a fixed fee basis and the completion of a number of large projects on which we experienced proportionately higher expenses than in the earlier stages of a project. Gross profit for site development construction services increased to $4.7 million for 1998 from $0.4 million for 1997 due to higher revenue. Gross profit for the site leasing business increased 264.6% to $5.1 million for 1998 from $1.4 million for 1997 due primarily to higher revenue but also due to higher gross profit margins earned on towers owned as opposed to the margins earned on our lease/sublease business which contributed most of our 1997 site leasing revenue. As a percentage of total revenues, gross profit decreased to 25.9% for 1998 as compared to 33.0% for 1997 due to significantly lower site development consulting gross profit.

  Selling, general and administrative expenses increased 52.1% to $18.3 million for 1998 from $12.0 million for 1997 primarily due to the addition of personnel, the expansion of office space and overall increases in operating expenses attributable to the growth in the organization and building of our tower development infrastructure. As a percentage of total revenues, selling, general and administrative expenses increased to 31.0% for 1998 from 21.9% in 1997.

  Depreciation and amortization increased to $5.8 million for 1998 as compared to $0.5 million for 1997. This increase was directly related to the increased amount of fixed assets, primarily towers, we owned in 1998 as compared to 1997.

  Operating income (loss) decreased to $(8.8) million for 1998 from $5.6 million for 1997 as a result of the factors discussed above. Other income (expense) decreased to $(12.6) million for 1998 from $0.2 million for 1997. This decrease resulted primarily from the interest expense associated with the senior discount notes offset by interest income that was earned on cash balances. Net income (loss) was $(19.9) million for 1998 as compared to net income of $0.3 million for 1997.

Liquidity and Capital Resources

  SBA Communications Corporation is a holding company with no business operations of its own. Our only significant asset is the outstanding capital stock of our subsidiaries. We conduct all our business operations through our subsidiaries. Accordingly, our only source of cash to pay our obligations is distributions with respect to our ownership interest in our subsidiaries from the net earnings and cash flow generated by these subsidiaries. We cannot assure you that our subsidiaries will generate sufficient cash flow to pay a dividend or distribute funds or that we will be permitted to pay any dividends under the terms of the senior credit facility.

  Net cash provided by operations during the nine months ended September 30, 1999 was $11.5 million compared to $16.4 million in 1998. Net cash used in investing activities for 1999 was $148.0 million compared to $103.6 million for 1998. This increase is attributable to a higher level of tower acquisition and new build activity in 1999 versus 1998. Net cash provided from financing activities for 1999 was $112.5 million compared to $133.5 million for 1998. The 1999 amount includes the proceeds from our initial public offering of Class A common stock, while the 1998 amount includes the proceeds of the senior discount notes.

  Our balance sheet reflected negative working capital of $(8.3) million as of September 30, 1999, as compared to positive working capital of $8.1 million as of December 31, 1998.

  During February 1999, we entered into a senior credit facility, through our Telecommunications subsidiary, with a group of lenders, which was amended and restated on December 16, 1999 to increase the amount of the facility and to make certain other amendments, including changes to the financial covenants. Our senior credit facility, as amended, consists of two term loans in an aggregate amount of $75.0 million and a $225.0 million revolving line of credit. Availability under the senior credit facility is determined by a number of factors, including the number of towers built by us with anchor tenants on the date of completion, the financial performance of our other towers, site development and construction segments, as well as by other financial covenants, financial ratios and other conditions. The revolving line of credit and the $25.0 million term loan mature on December 31, 2004 and reduced availability of the revolving credit commitments and amortization of the term loan begins on March 31, 2001. The $50.0 million term loan matures on December 31, 2005 and amortization of this term loan begins on March 31, 2002. Borrowings under the senior credit facility bear interest at the eurodollar rate plus a margin ranging from 2.25% to 3.50% (determined by a leverage ratio) or a "base rate" (as defined in the senior credit facility) plus a margin ranging from 1.25% to 2.50% (determined by a leverage ratio). The senior credit facility is secured by substantially all of the assets of Telecommunications and its direct and indirect subsidiaries and requires Telecommunications to maintain certain financial covenants and places restriction on, among other things, the incurrence of debt and liens, disposition of assets, transactions with affiliates and certain investments. Deferred financing fees related to obtaining and expanding the senior credit facility were approximately $6.8 million. To permit us to increase the amount of our senior credit facility we solicited and received consents from the holders of our senior discount notes and paid to these holders $5.3 million in connection with these consents. As of September 30, 1999, we had approximately $113.0 million of total availability under the senior credit facility, of which $75.0 million has been borrowed.

  In June 1999, we completed an initial public offering of 11.3 million shares of Class A common stock. We raised $101.7 million, which produced net proceeds after deduction of the underwriting discount and estimated offering expenses of $93.7 million. We used approximately $32.8 million of these net proceeds to pay all outstanding dividends on all outstanding shares of our Series A preferred stock and to redeem all shares of our Series B preferred stock. We also used $46.0 million to repay all revolving credit loans under the senior credit facility. Remaining proceeds were used for the construction and acquisition of towers and for general working capital purposes. As a result of our initial public offering, all 8,050,000 shares of Series A preferred stock were converted into 8,050,000 shares of Class A common stock and we no longer have any shares of preferred stock outstanding.

  In the event that the business acquired in the Com-Net acquisition achieves certain EBITDA targets in 1999 and 2000, we may be obligated to issue up to 720,000 additional shares of Class A common stock.

  We currently anticipate building a significant number of towers for which we have non-binding mandates pursuant to our build-to-suit program or pursuant to our strategic site initiatives. We also intend to continue to explore opportunities to acquire additional towers, tower companies and/or related businesses. The exact amount of our future capital expenditures will depend on a number of factors. Our future capital expenditures will depend in part upon acquisition opportunities that become available during the period, the needs of our build-to-suit customers and the availability to us of additional debt or equity capital on acceptable terms. Our cash capital expenditures for the nine months ended September 30, 1999 were $148.0 million. We currently estimate that we will have made at least $50.0 million of cash capital expenditures during the fourth quarter of 1999 for the construction and acquisition of communication sites, primarily towers, and the cash portion of the contingent purchase price payment related to the acquisition of Com-Net. We currently plan to make cash capital expenditures in 2000 of at least $150.0 million to $200.0 million. Substantially all of these planned capital expenditures are expected to be funded by borrowings under our senior credit facility, the anticipated proceeds from this offering and cash flow from operations. In the event that there is not sufficient availability under the senior credit facility when an acquisition or construction opportunity arises, we would be required to seek additional debt or equity financing. We cannot assure you that any required financing will be available on commercially reasonable terms or at all or that any additional debt financing would be permitted by the terms of our existing indebtedness. In addition, we have recently filed with the Commission a shelf registration onForm S-4 registering 1,000,000 shares of Class A common stock which we may issue in connection with the acquisition of towers or related businesses.

  Our ability to make scheduled payments of principal of, or to pay interest on, our debt obligations, and our ability to refinance any of our debt obligations, or to fund planned capital expenditures, will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our business strategy contemplates substantial capital expenditures in connection with our planned tower build-out and acquisitions. Based on our current operations and anticipated revenue growth, we believe that, if our business strategy is successful, cash flow from operations, available borrowings under the senior credit facility and the anticipated proceeds from this offering will be sufficient to fund all anticipated cash capital expenditures through the middle of 2001. Thereafter, however, or in the event we exceed our currently anticipated capital expenditures, we anticipate that we will need to seek additional equity or debt financing to fund our business plan. Failure to obtain any new required financing could require us to significantly reduce our planned capital expenditures and scale back the scope of our tower build-out or acquisitions, either of which could have a material adverse effect on our financial condition or results of operations. In addition, we may need to refinance all or a portion of our indebtedness, including the senior discount notes and/or the senior credit facility, on or prior to its scheduled maturity. We cannot assure you that we will generate sufficient cash flow from operations in the future, that anticipated revenue growth will be realized or that future borrowings or equity contributions will be available in amounts sufficient to service our indebtedness and make anticipated capital expenditures. In addition, we cannot assure you that we will be able to effect any required refinancing of our indebtedness, including our senior discount notes, on commercially reasonable terms or at all.

Year 2000

  During 1999, we implemented a new financial system. The system is certified as Year 2000 compliant. As of the date of this prospectus, all of our systems are operating and we have not experienced any material Year 2000 issues. At this time, we are unaware of any third party Year 2000 issues that would materially affect our financial condition.

Inflation

  The impact of inflation on our operations has not been significant to date. However, we cannot assure you that a high rate of inflation in the future will not adversely affect our operating results.

Cautionary Information Regarding Forward-Looking Statements

  This prospectus contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Discussions containing forward-looking statements may be found in the material set forth in this section and under "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry Overview" and "Business," as well as in the prospectus generally. These statements concern expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this prospectus contains forward-looking statements regarding:

  . our business strategy to transition our business from site development services toward the site leasing business, including our intent to make strategic acquisitions of towers and tower companies;

  . anticipated trends in the maturation of the site development industry and its effect on our revenues and profits;

  . our estimates regarding the future development of the site leasing industry and its effect on our site leasing revenues;

  . our plan to continue to construct and acquire tower assets and the resulting effect on our revenues, capital expenditures, expenses and net income;

  . our ability to successfully conclude letters of intent or definitive agreements for newly built towers or acquisitions of existing towers and the resulting effect on our financial operations;

  . the effect on our financial operations of Conxus rejecting certain of their subleases with us pursuant to their bankruptcy proceedings;

  . our estimate of the amount of capital expenditures for fiscal year 2000 that will be required for the construction or acquisition of communications sites and the contingent share issuance related to the acquisition of Com-Net; and

  . our intention to fund capital expenditures for fiscal year 2000 from cash from operations, borrowings under our senior credit facility and the proceeds of this offering.

These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

  .  our ability to secure as many site leasing tenants as planned;

  . our ability to expand our site leasing business and our site development business;

  . our ability to complete construction of new towers on a timely and cost-efficient basis, including our ability to successfully address zoning issues, carrier design changes, changing local market conditions and the impact of adverse weather conditions;

  . our ability to identify and acquire new towers, including our capability to timely complete due diligence and obtain third party consents;

  .  our ability to retain current lessees on newly acquired towers;

  .  our ability to realize economies of scale for newly acquired towers;

  . the continued dependence on towers by the wireless communications industry;

  . our ability to compete effectively for new tower opportunities in light of increased competition; and

  . our ability to raise substantial additional financing to expand our tower holdings.

  These and other risks and uncertainties affecting us are discussed in greater detail in the "Risk Factors" section of this prospectus and in our other filings with the Commission. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this document. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               INDUSTRY OVERVIEW

General

  We are a leading independent owner and operator of wireless communications infrastructure in the United States. In order to capitalize on the trend toward colocation and independent tower ownership in this industry, we have aggressively expanded our site leasing business by using our nationally recognized site development experience and strong relationships with wireless service providers to source opportunities to build and acquire communication sites. The wireless communications industry continues to grow rapidly as consumers become more aware of the benefits of wireless services, current wireless technologies are used in more applications, the cost of wireless services to consumers declines and new wireless technologies are developed. Changes in U.S. federal regulatory policy, including the implementation of the Telecommunications Act of 1996, have led to a significant number of new competitors in the industry through the auction of frequency spectrum for a wide range of uses, most notably PCS. This competition, combined with a growing reliance on wireless voice services by consumers and the emergence of wireless data and Internet services, has led to an increased demand for higher quality, uninterrupted service and improved coverage. This demand for higher quality service and coverage has led to increased demand for communication sites as new providers build out their networks and existing providers upgrade and expand their networks to maintain their competitiveness. We believe that, as the wireless communications industry has become more competitive, wireless service providers have outsourced certain network services and build-out activities and colocated transmission equipment with other providers on multi-tenant towers, in order to maximize their operating and capital efficiencies. The need for colocation has also been driven by the growing trend by municipalities to slow the proliferation of towers by requiring that towers accommodate multiple tenants.

  All of these factors have provided an opportunity for us to develop and own communication sites, lease antenna space on these sites and provide related network infrastructure and support services.

Development of the Tower Industry

  The U.S. wireless communications industry was transformed in the 1970s through the issuance of licenses by the FCC to provide high quality communications services to vehicle-mounted and hand-held portable telephones, pagers and other devices. The licensees built and began operating wireless networks that were supported by communication sites, transmission equipment and other infrastructure. In the early 1980s, the number of towers began to expand significantly with the development of more advanced wireless communications systems, particularly cellular and paging. Nevertheless, as additional towers were built by the wireless carriers, they often were built for a single purpose rather than as multiple tenant towers. In addition, these towers were generally owned and maintained by carriers and were treated as corporate cost centers operated primarily for the purpose of transmitting or receiving these carriers' signals.

  During the mid-to-late 1980s, a number of independent operators of towers began to emerge. These independent tower operators focused on owning and managing towers with multiple tenants by adding lessees to existing and reconstructed towers. We believe the majority of these operators were small business owners with a small number of local towers and few services other than site leasing. In the last five years, however, several larger independent tower operators have emerged as demand for wireless services has continued to grow and as additional high frequency licenses have been awarded for new wireless services (including PCS, wireless data and Internet, narrowband paging and wireless local loop), each requiring networks with extensive tower infrastructure. These independent tower operators have sought to acquire smaller operators as well as clusters of towers formerly owned by carriers and broadcasters.

  Today, a variety of companies, including wireless voice and data carriers, local and long distance telecommunications companies, broadcasting companies, independent tower operators, utilities and railroad companies, own towers. Despite the increasing demand for towers, the tower industry in the United States remains highly fragmented, with only a few independent tower operators owning a large number of towers. The pace of consolidation has begun to accelerate, however, as the larger independent operators continue to acquire small local operators and purchase towers from wireless communications companies. In addition, wireless carriers are building out new, or filling in existing, tower footprints for new and existing wireless services. Independent operators have also expanded into a number of associated network and communication site services, including the design of communication sites and networks, the selection and acquisition of tower and rooftop sites (including the resolution of zoning and permitting issues) and the construction of towers. Previously, carriers typically handled these services through in-house departments, and local nonintegrated service contractors focused on specific segments such as site acquisition.

Networks and Towers

  Wireless service providers require wireless transmission networks in order to provide service to their customers. Each of these networks is configured specifically to meet the coverage requirements of the particular provider and includes transmission equipment such as antennas placed at various locations throughout the service area. These locations, or communication sites, are critical to the operation of a wireless network. A communication site may have the capacity for multiple antenna installations, or antenna sites, depending on the size and type of the communication site. The value of a tower generally depends on its location and the number of antennas that it can support.

  Set forth below is a diagram illustrating the basic functions of each of the primary components of a "wireless network."


                  [GRAPHIC OF WIRELESS COMMUNICATIONS NETWORK]

  Communication sites consist of towers, rooftops and other structures upon which antennas are placed. A typical tower usually includes a compound enclosing the tower and an equipment shelter (which houses a variety of transmitting, receiving and switching equipment). The tower can be either a self-supported or guyed model. There are two types of self-supported models, the lattice and the monopole. A lattice model is usually tapered from the bottom up and can have three or four sides of open-framed steel supports. A monopole is a free-standing tubular structure. Guyed towers gain their support capacity from a series of guy cables attaching separate levels of the tower to anchor foundations in the ground. Monopoles typically range in height from 50-200 feet, lattice towers can reach up to 1000 feet and guyed towers can reach 2000 feet or more.

  Rooftop sites are more common in urban areas where tall buildings are generally available and multiple communication sites are required because of high wireless traffic density. One advantage of a rooftop site is that zoning regulations typically permit installation of antennas. In cases of high population density, neither height nor extended radius of coverage are as important and the installation of a tower structure may prove to be impossible because of zoning restrictions, land cost and land availability. Antennas may also be installed on structures such as electric transmission towers, silos, water tanks, windmills and smokestacks.

 Operation of Two-Way Wireless Systems

  Wireless transmission networks use a variety of radio frequencies to transmit voice and data. Wireless transmission networks include two-way radio applications, such as cellular, wide band and narrow band PCS, ESMR and wireless data and Internet networks, and one way radio applications, such as paging services. Each application operates within a distinct radio frequency. Although cellular represents the largest segment of the wireless communications industry, other wireless technologies have emerged as important segments of this industry.

  Two-way wireless service areas are divided into multiple regions called "cells," each of which contains a base station consisting of a low-power transmitter, a receiver and signaling equipment, typically located on a tower. The cells are usually configured in a grid pattern, although terrain factors (including natural and man-made obstructions) and signal coverage patterns may result in irregularly shaped cells and overlaps or gaps in coverage. Cellular system cells generally have a radius ranging from two miles to 25 miles and PCS system cells generally have a radius ranging from one-quarter mile to 12 miles, depending on the PCS technology being used, installation, height and the terrain. Growing demand for cell sites is one of the primary reasons for growing demand for our services. The base station in each cell is connected by microwave, fiber optic cable or telephone wires to a switch, which uses computers and specially developed software to control the operation of the wireless telephone system for its entire service area. The switch controls the transfer of calls from cells within the system and connects calls to the local landline telephone system or to a long distance telephone carrier.

  Each wireless transmission network is planned to meet a certain level of subscriber density and traffic demand in addition to providing a certain geographic coverage. Each transmission requires a certain amount of radio frequency, so a system's capacity is limited by the amount of frequency that is available. Each separate transmitter can reuse the same frequency, subject to certain interference limitations. The design of each wireless system involves the placement of transmission equipment in locations, subject to availability, that will make optimal use of available frequency based upon projected usage patterns and the ability to use them for wireless transmission under applicable zoning requirements.

 Wireless Communications

  The wireless communications industry now provides a broad range of services, including cellular, PCS, paging, SMR, ESMR and wireless data and Internet. The industry has benefited in recent years from increasing demand for its services, and industry experts expect this demand to continue to increase. The following table is based upon Paul Kagan Associates, Inc.'s September 1999 industry estimates regarding projected subscriber growth for certain types of wireless communications services.

                                                         1999-2004   1999-2009
                     Estimated   Projected   Projected  Compounded  Compounded
                       1999        2004        2009       Annual      Annual
                    Subscribers Subscribers Subscribers Growth Rate Growth Rate
                    ----------- ----------- ----------- ----------- -----------
                           (in millions except percentages)
Cellular...........    67.2         99.4       109.9       8.1%        5.0%
PCS................    15.3         74.9       112.6       37.4        22.1
ESMR...............     4.4         10.6        12.6       19.2        11.2
Total Wireless.....    86.9        185.0       235.1       16.3        10.5
Penetration........     31%          64%         78%

  Although Paul Kagan Associates, Inc. is a leading industry analyst, we cannot assure you that their projections of industry growth will be realized. Projections are inherently uncertain and actual results will likely differ from these projections, possibly materially.

  We believe that more communication sites will be required in the future to accommodate the expected increase in demand for wireless communications services. In addition, we see additional opportunities with the development of higher frequency technologies, such as PCS, which have a reduced cell range as a result of signal propagation characteristics that require a more dense network of towers. In particular, wireless data carriers require a significantly higher density than traditional voice carriers. Also, network services may be required to service the network build-outs of new carriers and the network upgrades and expansion of existing carriers.

  Current emerging wireless communications systems, including PCS and ESMR, represent an immediate and sizable market for providers of communication site services as they build out large nationwide and regional networks. While several PCS and ESMR providers have already built limited networks in certain markets, these providers still need to fill in "dead zones" and expand geographic coverage.

  As a result of advances in digital technology, ESMR operators have also begun to design and deploy digital mobile telecommunications networks in competition with cellular providers. In response to the increased competition, cellular operators are re-engineering their networks by increasing the number of sites, locating sites within a smaller radius, filling in "dead zones" and converting from analog to digital cellular service in order to manage subscriber growth, extend geographic coverage and provide competitive services. The demand for communication sites is also being stimulated by the development of new paging applications, such as e-mail and voicemail notification and two-way paging, as well as other wireless data applications.

  Licenses are also being awarded, and technologies are being developed, for numerous new wireless applications that will require networks of communication sites. These potential applications include local multi-point distribution services, consisting of wireless local loop, wireless cable television, data and Internet access. Radio spectrum required for these technologies has, in many cases, already been awarded and licensees have begun to build out and offer services through new wireless systems. Examples of these systems include local loop networks operated by WinStar and Teligent, wireless cable networks operated by companies such as Nucentrix and CAI Wireless, and data networks being constructed and operated by BellSouth Wireless Data, Metricom and Ardis.

Characteristics of the Tower Industry

  In addition to the increased demand for wireless services and the need to develop and expand wireless communications networks, we believe that other trends influencing the wireless communications industry have important implications for independent tower operators. In this increasingly competitive wireless industry environment, we believe that many providers are dedicating their capital and operations primarily to those activities that directly contribute to subscriber growth, such as marketing and distribution. Many providers have, therefore, sought to reduce costs and increase efficiency through the outsourcing of infrastructure network functions such as communication site ownership, construction, operation and maintenance. Further, in order to speed new network deployment or expansion and generate efficiencies, providers are increasingly colocating transmission equipment with that of other wireless service providers. The trend towards colocation has been furthered by the "Not-In-My-Backyard" arguments generated by local zoning/planning authorities in opposition to the proliferation of towers.

  We also believe that, in addition to the favorable growth and outsourcing trends in the wireless communications industry and barriers to entry as a result of local zoning restrictions associated with new tower sites, tower operators benefit from several favorable characteristics. The ability of tower operators to provide antenna sites to customers on multiple tenant towers protects them against the specific technology, product and market risks typically faced by any individual provider. The emergence of new technologies, providers, products and markets may allow independent tower operators to further diversify against these risks. We believe that independent tower operators also benefit from the contract nature of the site leasing business and the predictability and stability of these recurring revenues. In addition, the site leasing business has low variable operating costs and significant operating leverage. Towers generally are fixed cost assets with minimal variable operating costs associated with additional tenants. A tower operator can generally expect to experience increasing operating margins when new tenants are added to existing towers.

  We believe that the site leasing business typically experiences low customer churn rates as a result of the high costs that would be incurred by a wireless service provider if it were to relocate an antenna to another site and consequently be forced to re-engineer its network. Moving a single antenna may alter the pre-engineered maximum signal coverage, requiring a reconfigured network at significant cost to maintain the same coverage. Municipal approvals are increasingly difficult to obtain and may also affect the provider's decision to relocate. We believe that the costs associated with network reconfiguration and municipal approval and the time required to complete these activities are not generally justified by any potential savings in reduced site leasing expense.

                                    BUSINESS

General

  We are a leading independent owner and operator of wireless communications infrastructure in the United States. We generate revenues from our two primary businesses--site leasing and site development services. Since our founding in 1989, we have participated in the development of more than 13,000 antenna sites in 49 of the 51 major wireless markets in the United States. In 1997, we began aggressively expanding our site leasing business by capitalizing on our nationally recognized site development experience and strong relationships with wireless service providers to take advantage of the trend toward colocation and independent tower ownership. As of December 31, 1999, we owned or controlled 1,163 towers and had letters of intent or definitive agreements to acquire 94 towers. We also had non-binding mandates to build over 335 additional towers for anchor tenants and had over 700 strategic sites in various phases of development. In 1998 and 1999 we built, for our own account, 310 and 438 towers. We believe our history and experience in providing site development services gives us a competitive advantage in choosing the most attractive locations in which to build new towers or buy existing towers, as measured by our success in increasing tower revenues and cash flows. Our same tower revenue growth for 1999 on the 494 towers we owned as of December 31, 1998 was 33% based on tenant leases executed as of December 31, 1999.

  Our primary focus is the leasing of antenna space on our multi-tenant towers to a variety of wireless service providers under long-term lease contracts. We lease antenna space on: (1) the towers we construct through build-to-suit programs; (2) existing sites we acquire; (3) the towers we develop strategically; and (4) sites we lease, sublease and/or manage for third parties. Under a build-to-suit program, we build a tower for a wireless service provider. We retain ownership of the tower and the exclusive right to colocate additional tenants on the tower. Many wireless service providers are choosing the build-to-suit option as an alternative to tower ownership, and we believe that this outsourcing trend is likely to continue. Our non-binding mandates come from a variety of wireless carriers, including AT&T Wireless, BellSouth Mobility DCS, Georgia PCS, Horizon PCS, Southwestern Bell, Sprint PCS and VoiceStream. We have also grown through selective acquisitions of towers from smaller independent owners. We also develop towers strategically, for our own account, by identifying an attractive location and completing all pre-construction procedures, such as zoning, necessary to secure the site. We then market the tower site to potential customers.

  Our site development business consists of site development consulting and site development construction. In our site development business, we provide a full range of end-to-end services which typically occur in five phases: (1) network pre-design; (2) communication site selection; (3) communication site acquisition; (4) local zoning and permitting; and (5) site construction, switch construction and antenna installation. We will continue to use our site development expertise to complement our site leasing business and secure additional new tower build opportunities. We have capitalized on our leadership position in the site development business, our existing national field organization and our strong relationships with wireless service providers to develop our build-to-suit and strategic siting programs.

  We have a diverse range of customers, including cellular, PCS, wireless data and Internet services, paging, SMR, and ESMR providers as well as other users of wireless transmission and reception equipment. Our customers currently comprise many of the major wireless communications companies, including AT&T Wireless, BellSouth, Georgia PCS, Horizon PCS, LEAP Wireless, Metricom, Nextel, Omnipoint, Southwestern Bell, Sprint PCS, Teligent and VoiceStream.

  While we believe that our site development business will grow with the expected overall growth of wireless and other telecommunications networks, we believe our revenues and gross profit from the consulting segment of that business will continue to decline as carriers find new ways to obtain network development through outsourced tower ownership. We also believe that, over the longer term, our site leasing revenues will continue to increase due to the same outsourcing trend and as the number of towers we own or control grows.

Business Strategy

  Our strategy is to lease antenna space to multiple tenants on towers that we construct or acquire. We plan to enhance our position as a leading owner and operator of communication sites and provider of site development services. Key elements of our strategy include:

  . Maximizing Use of Tower Capacity. We believe that many of our towers have or will have significant capacity available for antenna space leasing and that increased use of our owned towers can be achieved at a low incremental cost. We generally construct our towers to accommodate multiple tenants in addition to the anchor tenant, and a substantial majority of our towers are high capacity lattice or guyed towers. We actively market space on our own towers through our internal sales force.

  . Developing New Towers That We Will Own and Operate. As wireless service providers increasingly outsource their investment in, and ownership of, towers, we can meet their outsourcing needs by using our expertise and relationships in the site development business to construct towers with anchor tenants through build-to-suit programs. We can also independently identify attractive locations for new towers and strategically complete pre-construction procedures necessary to secure tower sites in advance of customer demand. We believe that we have one of the largest number of non-binding build-to-suit mandates from wireless service providers in the industry. As of December 31, 1999, we had non-binding mandates to build over 335 additional towers under build-to-suit programs for carriers. Under our build-to-suit programs, we have built towers for many carriers, including AT&T Wireless, BellSouth Mobility DCS, GTE, LEAP Wireless, Nextel, Omnipoint, PrimeCo PCS, Southwestern Bell, Sprint PCS, Tritel PCS and VoiceStream. Furthermore, we are in varying stages of development on over 700 additional sites which we believe will be attractive locations for new tower construction. In 1999, we built 438 towers for our own account.

  . Acquiring Existing Towers. We believe that our existing national field organization gives us a competitive advantage in identifying opportunities for the acquisition of existing towers. Our strategy is to acquire towers that can service multiple tenants and are attractive to wireless service providers based on their location, height and available capacity. While we generally target smaller acquisitions, we believe that there are many potential acquisition candidates and that the number of available towers will grow as large cellular, PCS and other wireless service providers continue to divest their tower holdings. We have strict valuation criteria and believe that certain tower properties can be purchased at reasonable price levels. In 1999, we acquired 231 towers. As of December 31, 1999, we had letters of intent or definitive agreements to acquire 94 towers.

  .  Building on Strong Relationships with Major Wireless Service
     Providers. We are well-positioned to be a preferred partner in build-to-suit programs, site development projects and tower space leasing because of our strong relationships with wireless service and other telecommunications providers and our proven operating experience. In many cases, the personnel awarding site development projects for wireless service providers are the same personnel who make decisions with respect to build-to-suit programs. We continually market our build-to-suit programs to our site development service customers.

  . Maintaining our Expertise in Site Development Services. We continue to perform an array of site development services for wireless service and other telecommunications providers across the United States, including AT&T Wireless, BellSouth, Horizon PCS, IXC Communications, LEAP Wireless, MediaOne Group, Metricom, Nextel, Pacific Bell Mobile Services, Southwestern Bell, Sprint PCS and VoiceStream. We have a broad national field organization that allows us to identify and participate in site development projects across the country and that gives us a knowledge of local markets and strong customer relationships with wireless service and other telecommunications providers. We believe our site development experience provides us with a competitive advantage in selecting the best locations for tower ownership.

  . Capitalizing on Management Experience. Our management team has extensive experience in site leasing and site development services. Management believes that its industry expertise and strong relationships with wireless carriers will allow us to continue to build and acquire a high quality portfolio of towers. Steven E. Bernstein, our President and Chief Executive Officer, has more than 13 years of experience in the wireless communications industry and our other executive officers have an average of approximately five years of experience in this industry. In addition, management is highly motivated to produce strong operating results based on their significant equity ownership.

Company Services

  We are a leading independent provider of communication sites and services, offering an array of site leasing and site development services to the telecommunications industry, primarily to wireless service providers. We offer our customers the flexibility of choosing between the provision of a full ready-to-operate site or any of the component services involved in the operation of a full ready-to-operate site. The site leasing services we provide include owning, leasing or managing communication sites and leasing antenna space on communication sites to wireless service providers. The site development services we provide, directly or through subcontractors, include all activities associated with the selection, acquisition and construction of communication sites for wireless service providers and switching facilities for a broader group of telecommunications providers.

Site Leasing Business

  The site leasing business consists of:

  . the ownership of communication sites pursuant to build-to-suit programs, strategic builds and acquisitions;

  . the leasing or subleasing of antenna space on communication sites to wireless service providers; and

  .  the maintenance and management of communication sites.

  We lease and sublease antenna space on our communication sites to a variety of wireless service providers. We own or lease the ground under these communication sites from third parties, and in some cases manage communication sites for third parties in exchange for a percentage of the revenues or tower cash flow. We determine tower cash flow by subtracting from gross tenant revenues the direct expenses associated with operating the communication site, such as ground lease payments, real estate taxes, utilities, insurance and maintenance. The substantial majority of our owned or controlled towers are the result of build-to-suit programs. In our build-to-suit programs, we use some or all of the five phases of our site development business as we would when providing site development services to a third party. After a tower has been constructed, we lease antenna space on the tower. We generally receive monthly lease payments from customers payable under written antenna site leases. The majority of our outstanding customer leases, and the new leases we typically enter into, have original terms of five years (with four or five renewal periods of five years each) and usually provide for annual or periodic price increases. Monthly lease pricing varies with the number and type of antenna installed on a communication site. Broadband customers such as PCS, cellular or ESMR generally pay substantially more monthly rent than paging or other narrowband customers. We also provide a lease/sublease service as part of our site leasing business whereby we lease space on a communication site and sublease the space to a wireless service provider.

  We believe that the site leasing portion of our business has significant potential for growth, and we intend to expand our site leasing business through increasing activity from our new tower builds and selective acquisitions. Our tower portfolio has continued to grow from 51 at year-end 1997 to 494 in 1998 to 1,163 in 1999. In 1999, we added 1,460 site leasing customers, including 420 new tenants in the fourth quarter.

  The following table indicates the number of our acquired and built towers on a state by state basis as of December 31, 1999:

                                                          New
     Location of Towers                         Acquired Builds Total % of Total
     ------------------                         -------- ------ ----- ----------
     North Carolina............................     2     116     118    10.1
     Tennessee.................................    23      87     110     9.5
     South Carolina............................     2     107     109     9.4
     Georgia...................................     9      90      99     8.5
     Ohio......................................    55      22      77     6.6
     Florida...................................    44      21      65     5.6
     Texas.....................................    32      29      61     5.2
     New York..................................    41      17      58     5.0
     Pennsylvania..............................    26      21      47     4.0
     Wisconsin.................................     9      36      45     3.9
     Alabama...................................    10      25      35     3.0
     Oklahoma..................................    12      21      33     2.8
     Virginia..................................     3      30      33     2.8
     Connecticut...............................     2      26      28     2.4
     Kentucky..................................    11      13      24     2.1
     Michigan..................................     2      22      24     2.1
     Missouri..................................    16       5      21     1.8
     Minnesota.................................    16       4      20     1.7
     Illinois..................................    10       5      15     1.3
     Massachusetts.............................     3       9      12     1.0
     Iowa......................................     8       3      11       *
     Louisiana.................................    11       0      11       *
     West Virginia.............................    10       1      11       *
     Mississippi...............................    10       0      10       *
     Oregon....................................     0      10      10       *
     New Hampshire.............................     0       9       9       *
     Colorado..................................     7       1       8       *
     Delaware..................................     0       8       8       *
     Indiana...................................     3       3       6       *
     Kansas....................................     6       0       6       *
     Maryland..................................     0       6       6       *
     Nebraska..................................     1       5       6       *
     New Mexico................................     6       0       6       *
     Arkansas..................................     3       1       4       *
     New Jersey................................     1       3       4       *
     South Dakota..............................     3       0       3       *
     California................................     2       0       2       *
     Rhode Island..............................     0       2       2       *
     Washington................................     0       2       2       *
     Arizona...................................     0       1       1       *
     Idaho.....................................     0       1       1       *
     North Dakota..............................     1       0       1       *
     Utah......................................     0       1       1       *
                                                  ---     ---   -----    ----
       Total...................................   400     763   1,163     100
                                                  ===     ===   =====    ====

    --------
    * Less than 1%.

 Build-to-Suit Programs

  Under our build-to-suit programs, we generally construct towers only after having signed an antenna site lease agreement with an anchor tenant and having made the determination that the initial or planned capital investment for those towers would not exceed a targeted multiple of expected tower cash flow from those towers after a certain period of time. In selling our build-to-suit programs, our sales representatives use their existing relationships in the wireless communications industry to target wireless service providers interested in outsourcing their network buildout. Our sales representatives make proposals for build-to-suit towers in response to competitive bids or specific requests and in circumstances where we believe the provider would have an interest in build-to-suit towers. Although the terms vary from proposal to proposal, we typically sign a five-year lease agreement with an anchor tenant, with four or five additional five-year renewal periods at the option of the lessee. While the proposed monthly rent also varies, broadband customers such as PCS, cellular or ESMR generally pay more than the aggregate monthly rent paid by paging or other narrowband customers. In addition, anchor tenants will typically pay lower monthly rents than subsequent tenants of a similar type service. In some cases, an anchor tenant may also enjoy an introductory lease rate for a period of time.

  If a wireless provider accepts the terms of the proposal submitted by us, the provider will award us a non-binding mandate to pursue specific sites. Based on the status of the geographic areas we have been given a mandate to pursue, we will perform due diligence investigations for a designated period during which time we will analyze the site based on a number of factors, including colocation opportunities, zoning and permitting issues, economic potential of the site, difficulty of constructing a multi-tenant tower and remoteness of the site. These mandates are non-binding agreements and either party may terminate the mandate at any time.

  If, after our due diligence investigation during the mandate, we conclude that it is economically feasible to construct the towers requested by the wireless service provider, we will enter into an antenna site lease agreement with the provider. In certain limited circumstances we are contractually obligated to build a tower for the carrier regardless of the outcome of our due diligence investigation. We have negotiated several master build-to-suit agreements, including antenna site lease terms, with providers in specific markets that we believe will facilitate our obtaining build-to-suit programs from these providers in those markets. The antenna site lease agreements typically provide that all obligations are conditioned on our receiving all necessary zoning approvals where zoning remains to be obtained. Certain of the antenna site lease agreements contain penalty or forfeiture provisions in the event the tower is not completed within specified time periods.

 Strategic Siting

  Our strategic siting activities focus on developing new towers in locations chosen by us, instead of by an anchor tenant in a build-to-suit program. As of December 31, 1999, of our total 763 new builds, 103 were through our strategic siting programs, and we expect this number to grow in the future. We try to identify attractive locations for new towers and complete pre-construction procedures necessary to secure the site in advance of demand from a specific customer. We may invest in the zoning and permitting of these strategic sites, and even the construction of the towers, when we have not yet obtained an anchor tenant if we believe that demand for the site will exist in the near term, or that a competitor of ours may acquire the site if we wait until an anchor tenant is secured. We may also build a strategic site without a tenant for competitive or zoning reasons. However, we generally will not build a tower on a strategic site until we have signed a lease with a tenant. We are limited under the terms of our senior credit facility to building towers on strategic sites without signed tenants to a number not exceeding 7% of our total tower portfolio at any time. The 56 strategic new builds we had constructed as of November 30, 1999 had an average life of approximately seven months, and 1.7 tenants per tower.

 Acquisitions

  We actively pursue acquisitions of communication sites. Our acquisition strategy, like our new build strategy, is financially-oriented as opposed to geographically or customer-oriented. Our goal is to acquire towers that have an initial or planned capital investment not exceeding a targeted multiple of expected tower cash flow from the acquired towers after a certain period of time. We determine tower cash flow by subtracting from gross tenant revenues the direct expenses associated with operating the communication site, such as ground lease payments, real estate taxes, utilities, insurance and maintenance.

  Our dedicated mergers and acquisitions personnel direct our acquisition activities and are responsible for identification, negotiation, documentation and consummation of acquisition opportunities, as well as the coordination and management of independent advisors and consultants retained by us from time to time in connection with acquisitions. In addition to our mergers and acquisitions personnel, we rely on our national field representatives to identify potential acquisitions. Our field representatives identify generally smaller acquisition prospects, involving one to ten towers, and often provide us with the exclusive opportunity to structure and consummate a transaction with the potential seller. We believe that our field representatives and knowledge of potential acquisition candidates gained through our substantial site development business experience provide us with a competitive advantage. This information will permit us to identify and consummate acquisitions on more favorable terms than would be available to us through competitively-bid or brokered acquisition prospects. As is the case with our new tower builds, our focus is to acquire multi-tenant communication sites with under-used capacity in locations that we believe will be attractive to wireless service providers that have not yet built out their service in these locations.

 Lease/Sublease

  Under our lease/sublease program, we lease antenna space on a communication site and then sublease the space to wireless service providers. When these lease/subleases were first signed, these providers chose the financial benefits associated with the lease/sublease program, which include reduced capital expenditures, as compared to paying for site development services on a fee basis. Wireless paging providers comprise a significant majority of customers who sublease antenna sites from us. The subleases generally have original terms of five years, with four or five renewal periods of five years each at the option of the lessee, and usually provide for annual or periodic price increases.

 Maintenance and Management

  Once acquired or constructed, we maintain and manage our communication sites through a combination of in-house personnel and independent contractors. We also manage communication sites for third parties. In-house personnel are responsible for oversight and supervision of all aspects of site maintenance and management, and are particularly responsible for monitoring security access and lighting, RF emission and interference issues, signage, structural engineering and tower capacity, tenant relations and supervision of independent contractors. We hire independent contractors locally to perform routine maintenance functions such as landscaping, pest control, snow removal, vehicular access, site access and equipment installation oversight. We engage independent contractors on a fixed fee or time and materials basis or, in a few limited circumstances where these contractors were sellers of towers to us, for a percentage of tower cash flow.

  Our network operations center in Boca Raton, Florida centrally monitors security access and lighting for our towers, as well as other functions. As the number of communication sites we own and manage increases, we anticipate incurring greater expenditures to expand our maintenance infrastructure, including expenditures for personnel and computer hardware and software. We expect these expenditures to be marginal compared to the anticipated increased revenues from site leasing.

Site Development Business

  We offer various site development services to our customers including network predesign, site selection, site acquisition, zoning and permitting, and construction and installation. These services are the same ones we employ for our own benefit when we build towers for our ownership.

  Once we are awarded a site development project, we dispatch a site development team to the project site and establish a temporary field office for the duration of the project. The site development team is typically composed of our permanent employees and supplemented with local hires employed only for that particular project. A team leader is assigned to each phase of the site development project and reports to a project manager who oversees all team leaders. Upon the completion of a site development project, the field office is typically closed and all of our permanent employees are either relocated to another project or directed to return to one of our offices.

  We generally set prices for each site development service separately. Customers are billed for these services on a fixed price or time and materials basis and we may negotiate fees on individual sites or for groups of sites.

  We provide tower construction, antenna installation and terminal switch construction on a turnkey basis throughout the southeastern, eastern, midwestern and western United States through our construction subsidiary, Com-Net Construction Services, Inc. We began offering direct, as opposed to subcontracted, construction services in 1997 with our acquisition of Communications Site Services, Inc., which provided us with in-house tower construction and antenna installation capability. We expanded our operations through the acquisition of Com-Net Construction Services, Inc. in 1999 to include additional tower construction and antenna installation capability, as well as the ability to construct terminal switches for competitive local exchange carriers, Internet service providers and other telecommunications providers.

  We currently provide all of our construction services under the name of Com-Net Construction Services, Inc. Com-Net provides development and construction services, including clearing sites, laying foundations and electrical and telecommunications lines, constructing terminal switches, equipment shelters and towers. We have constructed and expect to continue to construct a portion of our towers in the future, and provide antenna installation services for tenants on our towers. In addition to building our own towers, we have designed and built tower sites for a number of customers, including AT&T Wireless, BellSouth Cellular Corporation, GTE, Nextel and Sprint PCS. We believe we cost-effectively and timely complete construction projects, in part, because our site development personnel are cross-trained in all areas of site development, construction and antenna installation.

Customers

  Since commencing operations, we have performed site leasing and site development services for many of the largest wireless service providers. The majority of our contracts have been for PCS broadband, ESMR, cellular and paging customers. We also serve wireless data and Internet, PCS narrowband, SMR, multichannel multipoint distribution service, or MMDS, and multipoint distribution service, or MDS, wireless providers. In both our site development and site leasing businesses, we work with large national providers and smaller local, regional or private operators. In 1998, our largest site development customers were Sprint PCS, BellSouth Mobility DCS and Pacific Bell Mobile Services, representing 41.3%, 23.8% and 13.5%, respectively. For the nine months ended September 30, 1999, Sprint PCS and BellSouth provided 21.3% and 19.1% of our site development revenues. PageNet represented 33.4% of our site leasing revenue for 1998 and 17.1% for the nine months ended September 30, 1999. These PageNet revenues come primarily from our lease/sublease component of our site leasing business. For the nine months ended September 30, 1999 our other major site leasing customers were Sprint PCS, Nextel, and BellSouth Mobility DCS, representing 9.4%, 9.4%, and 8.2%, respectively. No other customer represented more than 10.0% of our revenues.

  During the past two years, we provided services for a number of customers, including:

  Aerial Communications              Pacific Bell Mobile Service
  ALLTEL                             PageNet
  AT&T Wireless Services             Powertel
  Bell Atlantic NYNEX Mobile Systems PrimeCo PCS
  BellSouth Mobility DCS             Southwestern Bell
  Horizon PCS                        Sprint PCS
  IXC Communications                 Telecorp PCS
  KMC Telecom                        Teligent
  LEAP Wireless                      Tritel PCS
  MediaOne Group                     Triton PCS
  Metricom                           360(degrees) Communications Company
  Nextel                             US West Communication
  Omnipoint                          VoiceStream
                                     WinStar

Sales and Marketing

  Our sales and marketing goals are:

  .  to continue to grow our site leasing business;

  . to further cultivate existing customers to obtain mandates for build-to-suit programs as well as to sell site development services;

  . to use our contacts and industry knowledge to better identify attractive locations for new tower builds;

  . to use existing relationships and develop new relationships with wireless service providers to lease antenna space on our owned or managed communication sites;

  . to form affiliations with select communications systems vendors who use end-to-end services, including those provided by us, which will enable us to market our services and product offerings through additional channels of distribution; and

  .  to sustain a market leadership position in the site development business.

  Historically, we have capitalized on the strength of our experience, performance and relationships with wireless service providers to position ourselves for additional site development business. We have leveraged these attributes to obtain build-to-suit mandates, and we expect to continue to do so in the future. We also use these attributes to identify attractive locations to build towers on strategic sites.

  We have a dedicated sales force which is supplemented by members of our executive management team. Our salespeople are based regionally as well as in the corporate office. Our senior management focuses on maintaining and cultivating relationships with wireless service providers. Our strategy is to delegate sales efforts to those employees of ours who have the best relationships with the wireless service providers. We assign our representatives specific accounts based on historical experience with or geographic proximity to a provider and the quality of the relationship between our representative and the provider. Most wireless service providers have national corporate headquarters with regional offices. We believe that most decisions for site development and site leasing services are made by providers at the regional level with input from their corporate headquarters. Our sales representatives work with provider representatives at the local level and at the national level when appropriate. Our sales staff compensation is heavily weighted to incentive-based goals and measurements. In addition to our marketing and sales staff, we rely upon our executive and operations personnel on the national and field office levels to identify sales opportunities within existing customer accounts, as well as acquisition opportunities.

  Our primary marketing and sales support is centralized and directed from our headquarters office in Boca Raton, Florida and is supplemented by our regional offices. We have a full-time staff dedicated to our marketing efforts. The marketing and sales support staff are charged with implementing our marketing strategies, prospecting and producing sales presentation materials and proposals.

Competition

  We compete for site leasing tenants with:

  . wireless service providers that own and operate their own tower footprints and lease, or may in the future decide to lease, antenna space to other providers;

  . site development companies that acquire antenna space on existing towers for wireless service providers, manage new tower construction and provide site development services;

  .  other large independent tower companies; and

  .  smaller local independent tower operators.

  Wireless service providers that own and operate their own tower networks generally are substantially larger and have greater financial resources than we do. We believe that tower location and capacity, price, quality of service and density within a geographic market historically have been and will continue to be the most significant competitive factors affecting the site leasing business. We also compete for development and new tower construction opportunities with wireless service providers, site developers and other independent tower operating companies and believe that competition for site development will increase and that additional competitors will enter the tower market, some of which may have greater financial resources than we do.

  The following is a list of our primary competitors for new tower builds and tower acquisitions: American Tower Corporation, Crown Castle International Corp., LCC International, Lodestar Communications, Pinnacle Tower, Spectrum Resources and SpectraSite Communications.

  We believe that the majority of our competitors in the site development business operate within local market areas exclusively, while some firms appear to offer their services nationally, including American Tower Corporation, Bechtel, Black & Veach, Mastec, NLS, Pyramid and SpectraSite Communications. The market includes participants from a variety of market segments offering individual, or combinations of, competing services. The field of competitors includes site development consultants, zoning consultants, real estate firms, right-of-way consulting firms, construction companies, tower owners/managers, radio frequency engineering consultants, telecommunications equipment vendors, which provide end-to-end site development services through multiple subcontractors, and providers' internal staff. We believe that providers base their decisions on site development services on a number of criteria, including a company's experience, track record, local reputation, price and time for completion of a project. We believe that we compete favorably in these areas.

Employees

  As of December 31, 1999, we had 582 employees, none of whom is represented by a collective bargaining agreement. We consider our employee relations to be good. Due to the nature of our business, we experience a "run-up" and "run-down" in the number of employees as site development and new tower build projects are completed in one area of the country and are commenced in a different area.

Properties

  We are headquartered in Boca Raton, Florida, where we currently lease approximately 32,000 square feet of space. We open and close project offices from time to time in connection with our site development business, and new tower build projects which offices are generally leased for periods not to exceed 18 months. We have entered into longer leases for regional and Com-net office locations where we expect our activities to be longer-term.

Legal Proceedings

  From time to time, we are involved in various legal proceedings relating to claims arising in the ordinary course of business. We are not a party to any legal proceeding, the adverse outcome of which, individually or taken together with all other legal proceedings, is expected to have a material adverse effect on our prospects, financial condition or results of operations.

Regulatory and Environmental Matters

  Federal Regulations. Both the FCC and FAA regulate towers used for wireless communications transmitters and receivers. These regulations control the siting and marking of towers and may, depending on the characteristics of particular towers, require prior approval and registration of tower facilities. Wireless communications devices operating on towers are separately regulated and independently licensed based upon the particular frequency used.

  Pursuant to the requirements of the Communications Act of 1934, the FCC, in conjunction with the FAA, has developed standards to consider proposals for new or modified antennas. These standards mandate that the FCC and the FAA consider the height of proposed antennas, the relationship of the structure to existing natural or man-made obstructions and the proximity of the antennas to runways and airports. Proposals to construct or to modify existing antennas above certain heights are reviewed by the FAA to ensure the structure will not present a hazard to aviation. The FAA may condition its issuance of a no-hazard determination upon compliance with specified lighting and/or marking requirements. The FCC will not license the operation of wireless telecommunications devices on towers unless the tower has been registered with the FCC or a determination has been made that a registration is not necessary. The FCC will not register a tower unless it has been cleared by the FAA. The FCC may also enforce special lighting and painting requirements. Owners of wireless transmissions towers may have an obligation to maintain painting and lighting to conform to FCC standards. Tower owners also bear the responsibility of notifying the FAA of any tower lighting outage. In addition, any applicant for an FCC antenna structure registration must certify that, consistent with the Anti-Drug Abuse Act of 1988, neither the applicant nor its principals have been convicted of a federal drug crime. We generally indemnify our customers against any failure to comply with applicable regulatory standards. Failure to comply with the applicable requirements may lead to civil penalties.

  The Telecommunications Act of 1996 amended the Communications Act of 1934 by preserving state and local zoning authorities jurisdiction over the construction, modification and placement of towers. The new law, however, limits local zoning authority by prohibiting any action that would (1) discriminate between different providers of personal wireless services or (2) ban altogether the construction, modification or placement of radio communication towers. Finally, the Telecommunications Act of 1996 requires the federal government to help licensees for wireless communications services gain access to preferred sites for their facilities. This may require that federal agencies and departments work directly with licensees to make federal property available for tower facilities.

  Owners and operators of antennas may be subject to, and therefore must comply with, environmental laws. The FCC's decision to license a proposed tower may be subject to environmental review pursuant to the National Environmental Policy Act of 1969, which requires federal agencies to evaluate the environmental impacts of their decisions under certain circumstances. The FCC has issued regulations implementing the National Environmental Policy Act. These regulations place responsibility on each applicant to investigate any potential environmental effects of operations and to disclose any significant effects on the environment in an environmental assessment prior to constructing a tower. In the event the FCC determines the proposed tower would have a significant environmental impact based on the standards the FCC has developed, the FCC would be required to prepare an environmental impact statement, which will be subject to public comment. This process could significantly delay the registration of a particular tower.

  As an owner and operator of real property, we are subject to certain environmental laws that impose strict, joint and several liability for the cleanup of on-site or off-site contamination and related personal or property damages. We are also subject to certain environmental laws that govern tower placement, including pre-construction environmental studies. Operators of towers must also take into consideration certain RF emissions regulations that impose a variety of procedural and operating requirements. The potential connection between RF emissions and certain negative health effects, including some forms of cancer, has been the subject of substantial study by the scientific community in recent years. To date, the results of these studies have been inconclusive. We believe that we are in substantial compliance with and we have no material liability under any applicable environmental laws. These costs of compliance with existing or future environmental laws and liability related thereto may have a material adverse effect on our prospects, financial condition or results of operations.

  State and Local Regulations. Most states regulate certain aspects of real estate acquisition and leasing activities. Where required, we conduct the site acquisition portions of our site development services business through licensed real estate brokers or agents, who may be our employees or hired as independent contractors. Local regulations include city and other local ordinances, zoning restrictions and restrictive covenants imposed by community developers. These regulations vary greatly, but typically require tower owners to obtain approval from local officials or community standards organizations prior to tower construction. Local zoning authorities generally have been hostile to construction of new transmission towers in their communities because of the height and visibility of the towers.

                                   MANAGEMENT

Executive Officers and Directors

  Our executive officers and directors are as follows:

     Name                     Age Position
     ------------------------ --- --------
     Steven E. Bernstein.....  39 Chairman of the Board, President and Chief Executive Officer
     Ronald G. Bizick, II....  32 Executive Vice President--East
     Daniel J. Eldridge......  39 President, Com-Net Construction Services, Inc.
     Robert M. Grobstein.....  40 Chief Accounting Officer
     Michael N. Simkin.......  47 Executive Vice President--West
     Jeffrey A. Stoops.......  41 Chief Financial Officer and Director
     Donald B. Hebb, Jr......  56 Director
     C. Kevin Landry.........  55 Director
     Robert S. Picow.........  44 Director
     Richard W. Miller.......  58 Director

  Steven E. Bernstein, our founder, has been our President, Chief Executive Officer and Chairman since our inception in 1989. From 1986 to 1989, Mr. Bernstein was employed by McCaw Cellular Communications. While at McCaw, Mr. Bernstein was responsible for the development of the initial Pittsburgh non-wireline cellular system and the start-up of the Pittsburgh sales network. Mr. Bernstein is a graduate of the University of Florida, where he majored in Real Estate and earned a Bachelor of Science degree in Business Administration. He was PCIA's 1996 Entrepreneur of the Year.

  Ronald G. Bizick, II, Executive Vice President--East, has been an executive officer with us since 1993. He is responsible for all facets of our operations in the Eastern United States. Prior to joining us in 1990, Mr. Bizick was employed by a private land planning and development firm specializing in commercial and residential wetland and zoning approvals. Mr. Bizick is a cum laude graduate of the University of Pittsburgh, where he earned a Bachelor of Arts degree in Business and Communications.

  Daniel J. Eldridge, President, Com-Net Construction Services, Inc. has been an executive officer with us since April 1999 as a result of our acquisition of Com-Net. Mr. Eldridge has fifteen years of experience in the communications industry. Prior to founding Com-Net in 1990, Mr. Eldridge was general manager of a firm providing network infrastructure build-out to wireless and wireline carriers nationwide. From 1985 to 1987, Mr. Eldridge was a civil system engineer for MCI. He has a Bachelor of Science degree in Construction Management from East Tennessee State University.

  Robert M. Grobstein, CPA, Chief Accounting Officer, has been an executive officer with us since December 1993. He is responsible for risk management, financial reporting and accounting. From January 1990 to March 1993, Mr. Grobstein served as Controller for Turnberry Isle Resort and Country Club, where he supervised a 28-person accounting staff. Mr. Grobstein is a graduate of Robert Morris College, where he majored in Accounting and earned a Bachelor of Science degree in Business Administration. He is a member of both the American Institute of C.P.A.'s and the Florida Institute of C.P.A.'s.

  Michael N. Simkin, Executive Vice President--West, joined us in April 1998. Mr. Simkin is responsible for all facets of our operations in the Western United States. From July 1997 to February 1998, he was Chief Executive Officer of Centennial Communications Corporation, an international specialized mobile radio service provider based in Denver. From April 1995 to April 1997, he was Vice President and General Manager of PrimeCo Personal Communications for the South Florida region. From April 1993 to April 1995, Mr. Simkin was Executive Director of Corporate Strategy for Airtouch Communications. He has an A.B. in Economics and an M.B.A. from the University of California at Berkeley.

  Jeffrey A. Stoops, Chief Financial Officer, joined us in April 1997 and was elected as a director of ours in August 1999. Mr. Stoops is responsible for all finance, mergers and acquisitions, capital market activities and legal matters for us. Prior to joining us, Mr. Stoops was a partner with Gunster, Yoakley, Valdes-Fauli & Stewart, P.A., a South Florida law firm, where he practiced for 13 years in the corporate, securities and mergers and acquisitions areas. Mr. Stoops received his Bachelor of Science degree and his J.D. degree from Florida State University, and is a member of the Florida Bar and also serves as our General Counsel.

  Donald B. Hebb, Jr. was elected as a director of ours in February 1997. Mr. Hebb also has been a Managing Member of the general partner of ABS Capital Partners II, L.P., a private equity fund, and related entities, since March 1993. Prior to that time, he was a Managing Director of Alex. Brown, investing private equity funds. Prior to that time, Mr. Hebb served as President and Chief Executive Officer of Alex. Brown and in that capacity, initiated the Alex. Brown Merchant Banking Group early in 1990. Mr. Hebb was the nominee of ABS for election as a director pursuant to a shareholder agreement that terminated upon consummation of our initial public offering.

  C. Kevin Landry was elected as a director of ours in March 1997. Mr. Landry has been a Managing Director and Chief Executive Officer of TA Associates, Inc. since its incorporation in 1994. From 1982 to 1994, he served as a Managing Partner of its predecessor partnership. Mr. Landry also serves on the Board of Directors of Standex International Corporation. He previously served as a director of Alex. Brown Inc. Mr. Landry was the nominee of TA Associates for election as a director pursuant to a shareholder agreement that terminated upon consummation of our initial public offering.

  Robert S. Picow was elected as a director of ours in November 1998. Mr. Picow founded Allied Communications, a distributor of communications equipment, in 1982. He served as the Chief Executive Officer of Allied until its sale in 1996 to Brightpoint, Inc., a publicly traded communications equipment company. Mr. Picow also served as a director of Brightpoint from June 1996 to August 1997.

  Richard W. Miller was elected as a director of ours in April 1999. Mr. Miller previously served on our Board of Directors from May 1997 to August 1998. From 1993 to 1997, Mr. Miller was a Senior Executive Vice President and Chief Financial Officer of AT&T. From 1990 to 1993, he was the Chairman and Chief Executive Officer of Wang Laboratories, Inc. Mr. Miller also serves on the Board of Directors of Avalon Properties, Inc. and Closure Medical Corporation.

                       PRINCIPAL AND SELLING SHAREHOLDERS

  The table below sets forth, as of December 31, 1999, certain information with respect to the beneficial ownership of our capital stock by (1) each person who we know to be a beneficial owner of more than 5% of any class or series of our capital stock; (2) each of the directors and executive officers individually; and (3) all directors and executive officers as a group. At December 31, 1999, we had outstanding the following shares of capital stock: 21,226,737 shares of Class A common stock and 7,644,264 shares of Class B common stock. At December 31, 1999, no other classes or series of capital stock had any shares issued and outstanding.

                                                          Percentage of                            Percentage of
                                                           Total Voting                             Total Voting
                                                          Power of Class               Number of   Power of Class
                                                             A Common     Number of   Shares to be    A Common
 Executive Officers and                        Number of  Stock Prior to Shares to be Owned After   Stock After
     Directors (a)           Title of Class    Shares (b)  Offering (b)      Sold       Offering      Offering
 ----------------------   -------------------- ---------- -------------- ------------ ------------ --------------
Steven E.
 Bernstein(c)(d)........  Class B Common Stock  7,644,264      77.3%           --       7,644,264      72.9%
                          Class A Common Stock    358,974         *            --         358,974          *
Ronald G. Bizick,
 II(e)..................  Class A Common Stock    822,034         *            --         822,034          *
Daniel J. Eldridge(f)...  Class A Common Stock    780,000         *            --         780,000          *
Robert M. Grobstein(g)..  Class A Common Stock    420,097         *            --         420,097          *
Michael N. Simkin(h)....  Class A Common Stock    204,214         *            --         204,214          *
Jeffrey A.
 Stoops(d)(i)...........  Class A Common Stock  1,522,536         *            --       1,522,536          *
Donald B. Hebb, Jr.(j)..  Class A Common Stock  3,635,556       3.7        486,760      3,148,796        3.0
C. Kevin Landry(k)......  Class A Common Stock  3,086,441       3.1        413,240      2,673,201        2.6
Richard W. Miller(l)....  Class A Common Stock     66,666         *            --          66,666          *
Robert S. Picow(m)......  Class A Common Stock     33,333         *            --          33,333          *
All executive officers
 and directors as a
 group (10 persons).....                       17,204,252      86.9        900,000     16,304,252       81.0
Beneficial Owners of 5%
 or More of Capital
 Stock
------------------------
ABS Capital Partners II,
 L.P.(n)................  Class A Common Stock  3,635,556       3.7        486,760      3,148,796        3.0
TA Associates, Inc.(o)..  Class A Common Stock  3,086,441       3.1        413,240      2,673,201        2.5
Selling Shareholders
------------------------
ABS Capital Partners II,
 L.P.(n)................  Class A Common Stock  3,635,556       3.7        486,760      3,148,796        3.0
Advent VII, L.P.(p).....  Class A Common Stock  1,815,555       1.8        243,082      1,572,473        1.5
Advent Atlantic and
 Pacific III, L.P.(p)...  Class A Common Stock  1,243,656       1.3        166,512      1,077,144        1.0
TA Venture Investors
 Limited
 Partnership(p).........  Class A Common Stock     27,230         *          3,646         23,584          *

--------
* Less than 1%.
(a) Except as otherwise indicated, the address of each person named in this table is c/o SBA Communications Corporation, One Town Center Road, Third Floor, Boca Raton, Florida 33486.
(b) In determining the number and percentage of shares beneficially owned by each person, shares that may be acquired by such person pursuant to options exercisable within 60 days after December 31, 1999 are deemed outstanding for purposes of determining the total number of outstanding shares for such person and are not deemed outstanding for such purpose for all other shareholders. To our knowledge, except as otherwise indicated, beneficial ownership includes sole voting and dispositive power with respect to all shares. The selling shareholders will offer shares of Class A common stock only in the over-allotment option, if the over-allotment option is exercised by the underwriters. This column assumes the exercise of the over-allotment option in full. We have agreed that if any or all of the selling shareholders decide not to sell their shares upon exercise of the over-allotment option, we will issue any shares necessary to satisfy the option.

(c) All shares are owned of record by Bernstein Limited Partnership I and II and Bernstein Family Charitable Foundation. This number includes options to purchase 58,333 shares of Class A common stock which are exercisable within 60 days after December 31, 1999.

(d) Mr. Bernstein has granted Mr. Stoops options to purchase 1,369,863 of his shares of common stock. All of these options were exercisable as of December 31, 1999, and all were exercised by Mr. Stoops on January 7, 2000. Upon exercise by Mr. Stoops, the shares converted to Class A common stock.

(e) This number includes options to purchase 45,833 shares of Class A common stock which are exercisable within 60 days after December 31, 1999.
(f) This number does not include up to 720,000 shares of Class A common stock that are issuable if 1999 and 2000 EBITDA targets established in connection with the acquisition of Com-Net are met.
(g) This number includes options to purchase 420,097 shares of Class A common stock which are exercisable within 60 days after December 31, 1999.

(h) This number includes options to purchase 149,999 shares of Class A common stock which are exercisable within 60 days after December 31, 1999.

(i) This number includes options to purchase 66,666 shares of Class A common stock which are exercisable within 60 days after December 31, 1999.

(j) These 3,635,556 shares are owned by ABS Capital Partners, II, L.P. Mr. Hebb is Managing Member of ABS Partners II, L.L.C., the general partner of ABS. Mr. Hebb disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(k) This number includes (1) 1,815,555 shares owned by Advent VII L.P., whose general partner is TA Associates VII L.P., (2) 1,243,656 shares owned by Advent Atlantic & Pacific III L.P., whose general partner is TA Associates AAP III Partners L.P. and (3) 27,230 shares owned by TA Venture Investors L.P. Advent VII L.P., Advent Atlantic & Pacific L.P. and TA Venture Investors L.P. are part of an affiliated group of investment partnerships referred to collectively as the TA Associates Group. The general partner of TA Associates VII L.P. and TA Associates AAP III Partners L.P. is TA Associates, Inc. As general partner for these entities, TA Associates, Inc. exercises sole voting and investment power with respect to all shares held of record by the named investment partnerships, with the exception of TA Venture Investors L.P. Individually, no stockholder, director or officer of TA Associates, Inc. is deemed to have or share such voting or investment power. Mr. Landry is one of the general partners of TA Venture Investors L.P. Mr. Landry may be deemed to share voting and investment power with respect to the 27,230 shares held of record by TA Venture Investors L.P. Mr. Landry disclaims beneficial ownership of all shares, except to the extent of his pecuniary interest therein.
(l) This number includes options to purchase 66,666 shares of Class A common stock which are exercisable within 60 days after December 31, 1999.
(m) This number includes options to purchase 33,333 shares of Class A common stock which are exercisable within 60 days after December 31, 1999.
(n) The principal business address of ABS Capital Partners, II, L.P. is One South Street, Baltimore, MD 21202.
(o) This number includes (1) 1,815,555 shares owned by Advent VII L.P., whose general partner is TA Associates VII L.P., (2) 1,243,656 shares owned by Advent Atlantic & Pacific III L.P., whose general partner is TA Associates AAP III Partners L.P. and (3) 27,230 shares owned by TA Venture Investors L.P. Advent VII L.P., Advent Atlantic & Pacific L.P. and TA Venture Investors L.P. are part of an affiliated group of investment partnerships referred to collectively as the TA Associates Group. The general partner of TA Associates VII L.P. and TA Associates AAP III Partners L.P. is TA Associates, Inc. As general partner for these entities, TA Associates, Inc. exercises sole voting and investment power with respect to all shares held of record by the named investment partnerships, with the exception of TA Venture Investors L.P. Individually, no stockholder, director or officer of TA Associates, Inc. is deemed to have or share such voting or investment power. The principal business address of TA Associates, Inc. is 125 High Street, Boston, MA 02110.
(p) The shares sold by this selling shareholder are the same shares reflected above as being sold by TA Associates, Inc., the beneficial owner of this entity.

                          DESCRIPTION OF CAPITAL STOCK

  The following summary of the terms and provisions of our capital stock is not complete and is qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, which have been filed as an exhibit to the registration statement of which this prospectus is a part.

  Our authorized capital stock consists of 100,000,000 shares of Class A common stock, par value $.01 per share, 8,100,000 shares of Class B common stock, par value $.01 per share, and 30,000,000 shares of preferred stock, par value $.01 per share. These shares of preferred stock have not been designated as to series and are available for issuance from time to time in one or more series at the discretion of our Board of Directors. While we have no present intention to issue shares of preferred stock, any issuance of preferred stock could be used to discourage, delay or make more difficult a change in control of SBA.

  We have two classes of authorized common stock: Class A common stock and Class B common stock. The Class A common stock has one vote per share. The Class B common stock has ten votes per share. All outstanding shares of Class A common stock and Class B common stock are validly issued, fully paid and non-assessable. As of December 31, 1999, there was one holder of all of our Class B common stock.

  As of December 31, 1999, our outstanding capital stock consisted of 21,226,737 shares of Class A common stock and 7,644,264 shares of Class B common stock. No other shares of any class or series were issued and outstanding as of December 31, 1999. In addition, we have reserved (1) 3,057,248 shares of Class A common stock issuable upon exercise of outstanding stock options, (2) 884,543 shares that may be issued upon exercise of options that may be granted in the future under our 1999 Equity Participation Plan, (3) 470,138 shares for issuance under our 1999 Employee Stock Purchase Plan, (4) 402,500 shares issuable upon exercise of the outstanding warrant that we granted Deutsche Bank Securities Inc. and (5) the 320,000 and 400,000 shares that are issuable to the former shareholders of Com-Net if 1999 and 2000 EBITDA targets established in connection with the acquisition of that company are met.

  Except as otherwise required by law or in our articles of incorporation, owners of the Class A common stock and Class B common stock will vote together as a single class on all matters, including the election of directors. Our articles of incorporation provide for a separate class vote of each class of common stock in the event of any amendment that alters the terms of the Class B common stock. Pursuant to our articles of incorporation and by-laws, our Board of Directors is classified into three classes of directors, denoted as Class I, Class II and Class III. Messrs. Picow and Landry are Class I directors, Messrs. Miller and Stoops are Class II directors, and Messrs. Bernstein and Hebb are Class III directors.

Class A Common Stock

 Voting Rights

  Each share of Class A common stock is entitled to one vote. Except as noted above, and except as provided under the Florida Business Corporation Act, the holders of shares of Class A common stock and Class B common stock vote together as a single class on all matters on which shareholders are permitted or entitled to vote.

 Dividends

  Each share of Class A common stock is entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available for that purpose, subject to preferences that may apply to any preferred stock that we may issue in the future. No dividends may be declared and paid to holders of shares of Class A common stock unless the Board of Directors at the same time also declares and pays to the holders of Class B common stock a per share dividend equal to the dividend declared and paid to the holders of shares of Class A common stock.

 Liquidation Rights

  In the event of our dissolution or liquidation, after satisfaction of all our debts and liabilities and distributions to the holders of any preferred stock that we may issue in the future, if any, of amounts to which they are preferentially entitled, holders of Class A common stock will be entitled to share ratably with holders of Class B common stock in the distribution of assets to the shareholders.

 Other Provisions

  There are no cumulative, subscription or preemptive rights to subscribe for any additional securities which we may issue, and there are no redemption provisions, conversion provisions or sinking fund provisions applicable to the Class A common stock.

Class B Common Stock

 Voting Rights

  Each share of Class B common stock is entitled to ten votes for each share on all matters presented to the shareholders. Except as provided under the Florida Business Corporation Act, the holders of the shares of Class B common stock and Class A common stock vote together as a single class on all matters on which shareholders are permitted or entitled to vote.

 Dividends

  Each share of Class B common stock is entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available for that purpose, subject to preferences that may apply to any preferred stock that we may issue in the future. No dividends may be declared and paid to holders of shares of Class B common stock unless the Board of Directors at the same time also declares and pays to holders of Class A common stock a per share dividend equal to the dividend declared and paid to holders of shares of Class B common stock.

 Liquidation Rights

  In the event of our dissolution or liquidation, after satisfaction of all our debts and liabilities to creditors and distributions to the holders of any preferred stock that we may issue in the future, if any, of amounts to which they are preferentially entitled, holders of Class B common stock will be entitled to share ratably with holders of Class A common stock in the distribution of assets available for distribution to the shareholders.

 Convertibility

  Each outstanding share of Class B common stock may, at the option of the holder thereof, at any time, be converted into one fully paid and non-assessable share of Class A common stock. Each share of outstanding Class B common stock converts into one fully paid and non-assessable share of Class A common stock immediately upon transfer to any holder other than any one or more of the following (an "Eligible Class B Shareholder"): (1) Steven E. Bernstein;
(2) other members of his immediate family or their lineal descendants; (3) spouses of lineal descendants or lineal descendants of spouses, whether alive as of the date of the articles of incorporation or born subsequently; (4) any trusts or other estate planning vehicles for the benefit of any of the foregoing, whether existing as of the date of the articles of incorporation or subsequently created; or (5) any estate or tax planning vehicles on the part of Mr. Bernstein. If the shares of Class B common stock held by Eligible Class B Shareholders in the aggregate constitute 10% or less of the outstanding shares of our common stock, or upon the death or mental incapacity of Steven E. Bernstein, each share of Class B common stock shall immediately convert into one fully paid and non-assessable share of Class A common stock. Each share of outstanding Class B common stock which is held by any Eligible Class B Shareholder will immediately convert into one share of Class A common stock at the time that the holder is no longer an Eligible Class B Shareholder.

 Other Provisions

  There are no cumulative, subscription or preemptive rights to subscribe for any additional securities that we may issue, and there are no redemption provisions or sinking fund provisions applicable to the Class B common stock.

  The rights and preferences of holders of both classes of common stock are subject to the rights of any series of preferred stock which we may issue in the future.

Warrant

  In connection with the 1997 issuance of capital stock, we issued a warrant to acquire shares of Class A common stock to Deutsche Bank Securities Inc. The warrant, when exercised, entitles its holder to receive 402,500 fully paid and non-assessable shares of Class A common stock at an exercise price of $3.73 per share. The warrant is exercisable at any time on or before March 2002. The exercise and transfer of the warrant is subject to applicable federal and state securities laws.

Registration Rights

  If at any time, the holders of not less than 25% of the Class A common stock which was issued upon conversion of our previously outstanding preferred stock or that is issuable upon exercise of the warrant issued to Deutsche Bank Securities Inc. request that we file a registration statement covering their shares of Class A common stock (with an anticipated aggregate offering price of $3.0 million), we will use our best efforts to cause these shares to be registered, subject to reduction if, in the case of a firm underwritten offering, the underwriter stipulates that it is not advisable for us to register the full amount of Class A common stock that holders have requested that we register; provided, however, that we may delay any demand registration for a period of up to three months for a valid business reason. We will not be required to file more than three registration statements, other than on Form S-
3. In addition, these holders have the right to require us to file up to two registration statements per year on Form S-3, provided the anticipated aggregate offering price in each registration on Form S-3 equals $1.0 million or more. However, these holders may only request that we file a registration statement to the extent that their shares exceed the amount that can be sold pursuant to Rule 144 of the Securities Act.

  Each of Messrs. Bernstein, Bizick, Grobstein and Stoops also has certain rights to have his shares of common stock registered under the Securities Act. Mr. Bernstein has the right to have his shares of Class B common stock registered under the Securities Act. Mr. Bizick has the right to have 773,528 shares of Class A common stock registered under the Securities Act. Mr. Grobstein has the right to have 386,764 shares of Class A common stock registered under the Securities Act. Mr. Stoops has the right to have 1,369,863 shares of Class A common stock registered under the Securities Act.

  If at any time, Mr. Bernstein, Mr. Bizick, Mr. Grobstein or Mr. Stoops, individually or as a group, request that we file a registration statement on Form S-3 for these shares, we will use our best efforts to cause these shares to be registered subject to certain cut-back provisions; provided, however, that we may delay any registration for a period of up to three months for a valid business reason. We will not be required to file the registration statement on Form S-3 more frequently than twice a year.

  The former holders of the preferred stock and the holder of the warrant (after exercise of the warrant) are entitled to have the shares of Class A common stock issued upon conversion of the preferred stock or warrant included in each registration statement filed on behalf of ourselves or at the request of holders, subject to reduction if, in the case of a firm underwritten offering, the underwriter stipulates that it is not advisable for us to register the full amount of Class A common stock that holders have requested that we register. Except as otherwise agreed, in the event of an application of these cut-back provisions, the former holders of the preferred stock and the holder of the warrant have a priority right to participate in the registration over Messrs. Bernstein, Bizick, Grobstein or Stoops. The holder of the warrant has waived its registration rights in connection with this offering.

  In connection with the creation of a joint venture for the development of towers in New York, we have granted our joint venturers the right to exchange their interests in the joint venture for restricted shares of our Class A common stock of equivalent value. In the event that we register securities on behalf of ourselves or at the request of holders, our joint venturers have the right, subject to certain conditions and cut-back provisions, to have us register those restricted securities that they received in the exchange. Except as otherwise agreed, in the event of an application of any cut-back provisions, the right of our joint venturers to have their shares of Class A common stock registered is subordinate to the registration rights of (1) the former holders of the preferred stock and the holder of the warrant and (2) Messrs. Bernstein, Bizick, Grobstein or Stoops.

Preferred Stock

  Our board of directors is authorized by our articles of incorporation to provide for the issuance of shares of preferred stock, in one or more series, to establish the number of shares to be included in each series, to fix the designation, rights, preferences, privileges and restrictions of the shares of each series and to increase or decrease the number of shares of any series of preferred stock, all without any further vote or action by our shareholders.

                          DESCRIPTION OF EXISTING DEBT

The Senior Credit Facility

  On February 5, 1999, our wholly owned subsidiary, SBA Telecommunications, entered into a senior credit facility with a group of banks and other financial institutions led by Lehman Commercial Paper Inc., as administrative agent, and Lehman Brothers Inc. and General Electric Capital Corporation, as co-arrangers. Lehman Brothers Inc. is an underwriter in this offering. This facility was amended on December 16, 1999. The following is a summary of certain provisions of the senior credit facility, as amended, but you should refer to the actual credit agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

  The senior credit facility provides for revolving credit loans of up to $225.0 million. The senior credit facility also provides for two term loans in the amount of $25.0 million and $50.0 million. SBA Telecommunications borrowed the full $25.0 million of the first term loan on February 5, 1999 and the full $50.0 million of the second term loan on December 16, 1999. We plan to use some of the proceeds of the offering to repay outstanding revolving credit loans. The senior credit facility is secured by a lien on substantially all of our assets and the assets of our domestic subsidiaries and a pledge of all of the outstanding capital stock of each of our domestic subsidiaries. We, and each of our domestic subsidiaries (other than Telecommunications) have guaranteed the obligations of Telecommunications under the senior credit facility.

  The senior credit facility contains a number of covenants that, among other things, restrict our ability, and the ability of each of our subsidiaries, to dispose of assets, incur additional indebtedness, incur guaranty obligations, pay dividends or make capital distributions, create liens on assets, make investments, make acquisitions, engage in mergers or consolidations, engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. In addition, the senior credit facility requires compliance with certain financial covenants and restricts the number of towers that may be constructed in advance of securing an anchor tenant. Prior to August 5, 2001, Telecommunications and its subsidiaries must maintain a minimum annualized adjusted EBITDA, a minimum ratio of annualized adjusted EBITDA to interest expense and a minimum amount of revenues from towers and cannot exceed a maximum amount of total debt per tower, a maximum ratio of total debt to total capitalization, a maximum amount of total debt to annualized adjusted EBITDA and a maximum amount of capital expenditures. From and after August 5, 2001, Telecommunications and its subsidiaries must maintain a minimum ratio of consolidated EBITDA to interest expense, a minimum ratio of fixed charges and a minimum ratio of debt service coverage and cannot exceed a maximum ratio of total debt to EBITDA and maximum amount of capital expenditures. We do not expect that these covenants will materially impact our ability to operate our respective businesses.

  The senior credit facility contains customary events of default, including
(1) the failure to pay principal when due, (2) the failure to pay any interest or any other amount within five days after it becomes due, (3) the material inaccuracy of any representation or warranty being made by us or any of our domestic subsidiaries on or as of the date made or deemed made, (4) a default in the performance of any negative covenant (including any financial covenant),
(5) a default in the performance of other covenants or agreements subject, in certain cases, to a 30 day grace period, (6) default in certain of our other indebtedness, (7) certain insolvency events and (8) certain change of control events. In addition, a default under the indenture governing our senior discount notes will result in a default under the senior credit facility.

The 12% Senior Discount Notes Due 2008

  On March 2, 1998, we privately placed $269.0 million in aggregate principal amount at maturity of our senior discount notes due 2008. This description summarizes certain terms of the senior discount notes, but does not describe all of the terms. You should refer to the indenture governing the senior discount notes, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

  The senior discount notes are unsecured senior obligations of SBA, and rank equal in right of payment with all existing and future unsecured senior indebtedness of SBA and senior in right of payment to future subordinated indebtedness of SBA. Our subsidiaries are not guarantors of the senior discount notes. The senior discount notes mature on March 1, 2008. The senior discount notes accrete in value until March 1, 2003. After that date, cash interest will accrue on the senior discount notes at the rate of 12% per year and will be payable semi-annually, commencing on September 1, 2003.

  Except as stated below, the senior discount notes are not redeemable at our option prior to March 1, 2004. Thereafter, the senior discount notes are redeemable at our option, in whole or in part, at any time, at a premium which is at a fixed percentage that declines to par on or after March 1, 2007, in each case together with accrued and unpaid interest, if any, to the date of redemption. In the event we consummate a public equity offering or certain strategic equity investments prior to March 1, 2001, we may, at our option, use all or a portion of the proceeds from the offering to redeem up to 20% of the original aggregate principal amount at maturity of the senior discount notes at a redemption price equal to 112% of the accreted value of the senior discount notes to be redeemed, plus accrued and unpaid interest, if any, thereon to the redemption date, if at least 80% of the original aggregate principal amount at maturity of the senior discount notes remains outstanding after each redemption.

  Upon the occurrence of certain change of control events, each holder of senior discount notes has the right to require us to purchase all or a portion of the holder's senior discount notes at a price equal to 101% of the aggregate principal amount thereof, together with accrued and unpaid interest to the date of purchase or, if the senior discount notes are purchased prior to March 1, 2003, at a purchase price equal to 101% of the accreted value of the senior discount notes on the date of purchase.

  The indenture contains certain covenants, including covenants that limit (1) the incurrence of certain additional indebtedness and issuance of preferred stock, (2) restricted payments, (3) distributions from restricted subsidiaries,
(4) transactions with affiliates, (5) sales of assets and subsidiary stock (including sale and leaseback transactions), (6) dividend and other payment restrictions affecting restricted subsidiaries and (7) mergers or consolidations.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the offering, we will have 34,871,001 shares (assuming the selling shareholders fulfill the over-allotment option in full) of common stock outstanding (including the 7,644,264 shares of Class B common stock). In addition, we have reserved 3,057,248 shares of Class A common stock issuable upon exercise of outstanding stock options, 884,543 shares that may be issued upon exercise of options that may be granted in the future under our 1999 Equity Participation Plan, 470,138 shares for issuance under our 1999 Employee Stock Purchase Plan and 402,500 shares issuable upon exercise of the outstanding warrant. We will also be required to issue up to 720,000 shares of Class A common stock to the former holders of Com-Net if the 1999 and 2000 EBITDA targets are met. Of the 28,871,000 shares of our common stock outstanding, 28,091,000 shares are freely transferable without restriction under the Securities Act, unless they are held by our "affiliates" as that term is used under the Securities Act. The remaining 780,000 shares are "restricted securities" as that term is defined in Rule 144 of the Securities Act and subject to the volume restrictions of Rule 144. The 6,000,000 shares sold in the offering (6,900,000 if the over-allotment option is exercised in full) will be freely transferable without restriction under the Securities Act, unless they are held by our affiliates. Certain shareholders have demand and piggyback registration rights for a total of up to 16,854,556 shares of common stock.

  In connection with the offering and subject to certain exceptions, we and all of our executive officers and directors and the selling shareholders have agreed not to sell any shares of Class A common stock, or any securities which may be converted into or exchanged for any shares of Class A common stock or substantially similar securities, for a period of 90 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc.

  In general, under Rule 144 as currently in effect, a shareholder, including an "affiliate," who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date the securities were acquired from us or, if applicable, the date they were acquired from an affiliate, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Class A common stock or the average weekly trading volume in the Class A common stock during the four calendar weeks before the date on which notice of the sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed from the later of the date restricted securities were acquired from us or, if applicable, the date they were acquired from an affiliate of ours, a shareholder who is not an affiliate of ours at the time of sale and has not been an affiliate of ours for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements under Rule 144.

  Except as indicated above, we are unable to estimate the amount, timing and nature of future sales of outstanding Class A common stock. Future sales of significant numbers of shares of Class A common stock in the public market could adversely affect the market price of the Class A common stock and could impair our ability to raise capital through an offering of our equity securities.

      UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

  The following is a general summary of the material United States federal income and estate tax considerations to a Non-U.S. Holder (as defined below) relevant to the ownership and disposition of shares of Class A common stock. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed United States Treasury regulations promulgated thereunder, Internal Revenue Service (the "IRS") rulings, official pronouncements and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This summary does not discuss all the tax consequences that may be relevant to a particular Non-U.S. Holder in light of the holder's particular circumstances and it is not intended to be applicable in all respects to all categories of Non-U.S. Holders, some of whom may be subject to special rules not discussed below. In addition, this summary does not address any state, local or foreign tax considerations that may be relevant to a Non-U.S. Holder's decision to purchase shares of Class A common stock.

  For purposes of this discussion, a "Non-U.S. Holder" or a "Non-U.S. person" means a beneficial owner of common stock that is not (1) a citizen or resident of the United States, (2) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof,
(3) an estate the income of which is subject to United States federal income taxation regardless of its source and (4) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person. A "U.S. person" is a person that is not a Non-U.S. person. An individual may be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States on at least 31 days during the calendar year and for an aggregate of at least 183 days during the calendar year and the two preceding calendar years (counting, for this purpose all the days present in the current year, one-third of the days present in the immediately preceding year and one sixth of the days present in the second preceding year). In addition to the "substantial presence test" described in the immediately preceding sentence, an individual may be treated as a resident alien if he or she (1) meets the lawful permanent residence test (a so-called "green card" test) or (2) elects to be treated as a United States resident and meets certain presence requirements, including the "substantial presence test," in the immediately following year. Generally, resident aliens are subject to United States federal income and estate tax in the same manner as United States citizens and residents.

  ALL NON-U.S. HOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF CLASS A COMMON STOCK IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

Dividends on Class A Common Stock

  Generally, any dividends paid to a Non-U.S. Holder of Class A common stock will be subject to United States federal withholding tax at a rate of 30% of the amount of the dividend, or at a lower applicable income tax treaty rate. However, if the dividend is effectively connected with the conduct of a United States trade or business of a Non-U.S. Holder (and is attributable to a U.S. permanent establishment of such Non-U.S. Holder, if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to U.S. income tax on a net income basis in respect of such dividends) it will be subject to United States federal income tax on a net income basis at ordinary federal income tax rates (in which case the "branch profits tax" at 30% (or such lower rate as may be specified in an applicable income tax treaty) may also apply if such Non-U.S. Holder is a foreign corporation), and assuming certain certification requirements are met, will not be subject to the 30% withholding tax.

  Under current United States Treasury regulations, a holder's status as a Non-U.S. Holder and eligibility for a tax treaty reduced rate of withholding will be determined by reference to the holder's address and to any outstanding certificates or statements concerning eligibility for a reduced rate of withholding, unless facts and circumstances indicate that reliance on this address, certificates or statements is not warranted. However, subject to certain transitional rules, recently issued United States Treasury regulations require a Non-U.S. Holder to provide certifications under penalties of perjury in order to obtain treaty benefits (and avoid backup withholding as discussed below) for payments made after December 31, 2000.

  A Non-U.S. Holder of Class A common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Disposition of Class A Common Stock

  Subject to the discussion of backup withholding below, any capital gain realized upon a sale or other disposition of Class A common stock by a Non-U.S. Holder ordinarily will not be subject to United States federal income tax unless (1) the gain is effectively connected with a trade or business conducted by such Non-U.S. Holder within the United States (and is attributable to a U.S. permanent establishment of such holder, if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to U.S. income tax on a net income basis in respect of such gain) (in which case the branch profits tax at 30% of the Non-U.S. Holder's effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, (or such lower rate as may be specified in an applicable income tax treaty) may also apply, in addition to tax on the net gain derived from the sale under regular graduated United States federal income tax rates, if the Non-U.S. Holder is a foreign corporation), (2) in the case of a Non-U.S. Holder that is an individual who holds the Class A common stock as a capital asset, such Non-U.S. Holder is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the sale or other disposition and either (a) has a "tax home" for United States federal income tax purposes in the United States or (b) has an office or other fixed place of business in the United States to which the gain is attributable (in which case the holder will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States)), or (3) we are or have been a "United States real property holding corporation" (a "USRPHC") for United States federal income tax purposes within the lesser of (a) the five-year period ending on the date of the sale or other disposition and (b) the Non-U.S. Holder's holding period, and, in each case, no income tax treaty exception is applicable. We believe that we are currently a USRPHC. However, any gain recognized by a Non-U.S. Holder on the disposition of the Class A common stock still would not be subject to U.S. tax if the common stock were to be "regularly traded" (within the meaning of applicable United States Treasury regulations) on an established securities market (such as, for example, the Nasdaq National Market) and the Non-U.S. Holder did not own, directly or constructively, more than 5% of the outstanding Class A common stock at any time during the shorter of (a) the five-year period ending on the date of the sale or other disposition and (b) the Non-U.S. Holder's holding period. We believe that upon the consummation of the offering the Class A common stock will be "regularly traded" (within the meaning of applicable United States Treasury regulations) on an established securities market. Non-U.S. Holders should consult their tax advisors to determine whether an income tax treaty is applicable.

  Special rules may apply to certain Non-U.S. Holders, such as "controlled foreign corporations," "passive foreign investment companies," and "foreign personal holding companies," that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Federal Estate Taxes

  Class A Common stock that is beneficially owned by an individual Non-U.S. Holder at the time of death will be included in the individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

  Under current law, dividends on Class A common stock paid to a Non-U.S. Holder at an address outside the United States will generally be exempt from backup withholding tax (unless the payer has knowledge that the payee is a U.S. person). Under United States Treasury regulations, however, backup withholding of United States Federal income tax at a rate of 31% may apply to dividends paid with respect to Class A common stock after December 31, 2000 to Non-U.S. Holders that fail to meet applicable certification requirements.

  Payments of the proceeds from the sale by a Non-U.S. Holder of shares of Class A common stock made by or through a foreign office of a broker will not be subject to information reporting or backup withholding except that if the broker is, for United States tax purposes, a U.S. person, a controlled foreign corporation or a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, information reporting may apply to these payments. Payments of the proceeds from the sale of shares of Class A common stock by or through the United States office of a broker will be subject to information reporting and backup withholding unless the Non-U.S. Holder certifies under penalties of perjury that it is a Non-U.S. Holder or otherwise establishes an exemption from information reporting and backup withholding. Subject to certain transitional rules, United States Treasury regulations change information reporting requirements for Non-U.S. Holders for payments made after December 31, 2000. Accordingly, a Non-U.S. Holder should consult its tax advisor regarding the effects on it, if any, of these new regulations.

  Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such Non-U.S. Holder's United States federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

  Under the underwriting agreement which is filed as an exhibit to the registration statement relating to this prospectus, the underwriters of the offering named below, for whom Lehman Brothers Inc., Deutsche Bank Securities Inc., Salomon Smith Barney Inc. Raymond James & Associates, Inc. and Fidelity Capital Markets, a division of National Financial Services Corporation, are acting as the representatives, severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of Class A common stock set forth opposite the name of each underwriter below.

                                                                        Number
                                                                          of
Underwriters                                                            Shares
------------                                                           ---------
Lehman Brothers Inc. .................................................
Deutsche Bank Securities Inc. ........................................
Salomon Smith Barney Inc. ............................................
Raymond James & Associates, Inc. .....................................
Fidelity Capital Markets, a division of
 National Financial Services Corporation..............................
                                                                       ---------
  Total............................................................... 6,000,000
                                                                       =========

  The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in the offering are subject to approval of legal matters by counsel as well as to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

  The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a
concession not in excess of $   per share. The underwriters may allow, and
these dealers may reallow, a concession not in excess of $   per share on sales
to certain brokers and dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority without the prior written approval of the customer.

  We and the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 900,000 additional shares of our Class A common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with the offering. To the extent this option is exercised, each underwriter will be obligated, subject to various conditions, to purchase a number of additional shares approximately proportionate to its initial purchase commitment.

  We, our executive officers and directors and the selling shareholders have agreed not to do any of the following, whether any transaction described in clause (1), (2) or (3) below is to be settled by delivery of Class A common stock or other securities, in cash or otherwise, in each case without the prior written consent of Lehman Brothers Inc., on behalf of the underwriters, for a period of 90 days after the date of this prospectus:

  (1) offer, sell, pledge, or otherwise dispose of, or enter into any transaction or device which is designed or could be expected to, result in the disposition by any person at any time in the future of, any shares of Class A common stock or securities convertible into or exchangeable for Class A common stock or substantially similar securities, other than any of the following:

    .  the Class A common stock sold under this prospectus and

    . shares of Class A common stock we issue pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date of this prospectus or pursuant to currently outstanding options, warrants or rights;

  (2) sell or grant options, rights or warrants with respect to any shares of our Class A common stock or securities convertible into or exchangeable for our Class A common stock or substantially similar securities, other than the grant of options pursuant to option plans existing on the date hereof; and

  (3) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks or ownership of shares of Class A common stock.

  These lock up arrangements will be subject to the following exceptions:

  .  transfers of common stock in private transactions or

  .  transfers of common stock for estate planning purposes;

in each case, provided that the transferees agree to be bound by the restrictions described above.

  Our Class A common stock is quoted on the Nasdaq National Market under the symbol "SBAC."

  Fidelity Capital Markets, a division of National Financial Services Corporation, is acting as an underwriter in this offering and will be facilitating electronic distribution of information through the Internet, intranet and other proprietary electronic technology.

  In connection with the offering, Lehman Brothers, on behalf of the underwriters, may purchase and sell shares of our Class A common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Class A common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of our Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of our Class A common stock made for the purpose of preventing or retarding a decline in the market price of our Class A common stock while the offering is in progress.

  The representatives also may impose a penalty bid. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when Lehman Brothers, in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

  Any of these activities may cause the price of our Class A common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. These transactions may be affected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

  Any offer of the shares of Class A common stock in Canada will be made only pursuant to an exemption from the prospectus filing requirement and an exemption from the dealer registration requirement (where such an exemption is not available, offers shall be made only by a registered dealer) in the relevant Canadian jurisdiction where any offer is made.

  Purchasers of the shares of Class A common stock offered in this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover of this prospectus.

  We and the selling shareholders have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

  As permitted by Rule 103 of Regulation M promulgated by the Securities and Exchange Commission under the Exchange Act, the underwriters, if any, that are market makers, referred to as passive market makers, in the Class A common stock, may make bids for or purchases of the Class A common stock on The Nasdaq

National Market until the time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that:

  . a passive market maker's net daily purchases of the Class A common stock may not exceed 30% of its average daily trading volume in securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this prospectus forms a part;

  . a passive market maker may not effect transactions or display bids for the Class A common stock at a price that exceeds the highest independent bid for the Class A common stock by persons who are not passive market makers; and

  .  bids made by passive market makers must be identified as such.

  Certain of the representatives have from time to time provided investment banking, financial advisory and other services to us for which these representatives received customary fees and commissions. Lehman Brothers acted as co-arranger of our senior credit facility and its affiliate, Lehman Commercial Paper Inc., is the administrative agent of the senior credit facility. Lehman Commercial Paper Inc. will receive a portion of the proceeds of the offering in repayment of indebtedness outstanding under the senior credit facility. Therefore, this offering is being conducted pursuant to Conduct Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Lehman Brothers and Deutsche Bank Securities Inc. were also the initial purchasers of our senior discount notes. In addition, Deutsche Bank Securities Inc. acted as placement agent in connection with the private placement of shares of our Series A preferred stock in March 1997. We granted Deutsche Bank Securities Inc. a warrant to purchase up to 402,500 shares of Class A common stock, subject to certain anti-dilution rights.

                                 LEGAL MATTERS

  Certain legal matters relating to the offering will be passed upon for us by Akerman, Senterfitt & Eidson, P.A., Miami, Florida. Certain legal matters relating to the Class A common stock will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                            INDEPENDENT ACCOUNTANTS

  The consolidated financial statements and schedule of SBA Communications Corporation as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, financial statements of Caddo Tower Company Inc. for the fiscal year ended July 31, 1998, financial statements of PrimeCo Tower Operations for the year ended December 31, 1997, financial statements of Northwest Tower Service, Inc. for the year ended December 31, 1997 and financial statements of General Communications Properties, Inc. Tower Operations for the year ended December 31, 1997, incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

  The financial statements of Transmission Facilities, Inc. for the year ended December 31, 1997, incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Peter C. Cosmas Co., Certified Public Accountants as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

  The financial statements of Long Island Waves, Inc. for the ten months ended September 30, 1998, incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by John A. Criscuola, Certified Public Accountant as indicated in his report with respect thereto, and are incorporated by reference herein in reliance upon his authority as an expert in giving said report.

  The financial statements of Quad States Towers and Communications for the year ended June 30, 1998, incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Turbes Drealan Kvilhaug & Co. PA, Certified Public Accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

  [COLLAGE DEPICTING A VARIETY OF COMMUNICATION SITES OF SBA COMMUNICATIONS
                                 CORPORATION.]

                             6,000,000 Shares



                                   [SBA LOGO]


                         SBA Communications Corporation

                              Class A Common Stock

                                 -------------

                                   PROSPECTUS
                                        , 2000

                                 -------------

                                Lehman Brothers

                           Deutsche Banc Alex. Brown

                           Salomon Smith Barney

                        Raymond James & Associates, Inc.

                            Fidelity Capital Markets
             a division of National Financial Services Corporation
                      Facilitating Electronic Distribution

                                    Part II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

  Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the additional listing fee for the Nasdaq National Market and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the Registration Statement, other than underwriting discounts and commissions:

     SEC registration fee.............................................. $39,734
     NASD filing fee...................................................  15,551
     Nasdaq listing fee................................................  17,500
     Printing and engraving expenses...................................
     Blue Sky Fees and Expenses........................................   3,000
     Legal fees and expenses...........................................
     Accounting fees and expenses......................................
     Transfer agent and registrar fees.................................
     Miscellaneous.....................................................
                                                                        -------
         Total......................................................... $

Item 15. Indemnification of Directors and Officers

  Under the Florida Business Corporation Act (the "FBCA"), a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act regarding corporate management or policy unless (1) the director breached or failed to perform his duties as a director and (2) the director's breach of, or failure to perform, those duties constitutes: (a) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (c) a circumstance under which an unlawful distribution is made,
(d) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct, or (e) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. A corporation may purchase and maintain insurance on behalf of any director or officer against any liability asserted against him or her and incurred by him or her in his or her capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the FBCA.

  Under the FBCA, a corporation has power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with the proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, has reasonable cause to believe that his conduct was unlawful.

  However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (a) a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) a transaction from which the director, officer, employee or agent derived an improper personal benefit; (c) in the case of a director, a circumstance under which the above liability provisions are applicable; or (d) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

  The articles of incorporation of the Company provide that the Company shall, to the fullest extent permitted by applicable law and its by-laws, as amended from time to time, indemnify all officers and directors of the Company.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16. Exhibits and Financial Statement Schedule

(a) Exhibits

Exhibit
  No.                                       Description of Exhibits
-------                                     -----------------------
 1.1     Form of Underwriting Agreement./5/
 3.4     Fourth Amended and Restated Articles of Incorporation of SBA Communications Corporation./2/
 3.5     Amended and Restated By-Laws of SBA Communications Corporation./2/
 4.1     Indenture, dated as of March 2, 1998, between SBA Communications Corporation and State Street
         Bank and Trust Company, as trustee, relating to $269,000,000 in aggregate principal amount at maturity of 12% Senior Discount Notes due 2008./1/
 4.2     Specimen Certificate of Class A Common Stock./2/
 5.1     Opinion of Akerman, Senterfitt & Eidson, P.A., regarding the validity of the Class A Common
         Stock./5/
10.25    Second Amended and Restated Credit Agreement, dated as of December 16, 1999, by and among
         SBA Communications Corporation, SBA Telecommunications, Inc., the several banks and other financial institutions or entities from time to time parties thereto, Lehman Brothers Inc.,
         General Electric Capital Corporation, Toronto Dominion (Texas) Inc., Barclays Bank PLC and
         Lehman Commercial Paper Inc./3/
23.1     Consent of Akerman, Senterfitt & Eidson, P.A. (included in their opinion filed as Exhibit 5.1 hereto)./5/
23.2     Consent of Arthur Andersen LLP./4/
23.3     Consent of Peter C. Cosmas Co., CPA./4/
23.4     Consent of John A. Criscuola, CPA./4/
23.5     Consent of Turbes Drealan Kvilhaug & Co. PA, CPA./4/
24.1     Power of Attorney of SBA Communications Corporation (included on signature page to this
         Registration Statement on Form S-3)./3/

--------
/1/Incorporated by reference to the Registration Statement on Form S-4 previously filed by the Registrant (Registration No. 333-50219). /2/Incorporated by reference to the Registration Statement on Form S-1 previously filed by the Registrant (Registration No. 333-76547).

/3/Filed with Registration Statement on Form S-3 (Registration No. 333-94175) filed with the Commission on January 6, 2000.

/4/Filed herewith.

/5/To be filed by amendment.

(b) Financial Statement Schedules:

  Schedule I--Condensed Financial Information of Registrant

  All other schedules are omitted because they are not applicable or because the required information is contained in the financial statements or notes thereto included in this Registration Statement.

Item 17. Undertakings

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) For the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
  Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   Signatures

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida on January 12, 2000.


                                        SBA Communications Corporation

                                          /s/ Steven E. Bernstein
                                        By:_____________________________________
                                          Steven E. Bernstein
                                          Chairman of the Board of Directors,
                                          President and
                                          Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on this 12th day of January, 2000.


           Signature                          Title                           Date
           ---------                          -----                           ----
    /s/ Steven E. Bernstein     Chairman of the Board of                January 12, 2000
 ______________________________ Directors, President and Chief
      Steven E. Bernstein       Executive Officer (Principal
                                Executive Officer)

     /s/ Jeffrey A. Stoops      Chief Financial Officer                 January 12, 2000
 ______________________________ (Principal Financial Officer) and
       Jeffrey A. Stoops        Director

    /s/ Robert M. Grobstein     Chief Accounting Officer                January 12, 2000
 ______________________________ (Principal Accounting Officer)
      Robert M. Grobstein

                                Director
 ______________________________
      Donald B. Hebb, Jr.

               *                Director                                January 12, 2000
 ______________________________
        C. Kevin Landry

               *                Director                                January 12, 2000
 ______________________________
       Richard W. Miller

               *                Director                                January 12, 2000
 ______________________________
        Robert S. Picow

*    /s/ Jeffrey A. Stoops
 ______________________________
     Jeffrey A. Stoops                                                  January 12, 2000
      Attorney-in-fact

                                 EXHIBIT INDEX

 Exhibit
   No.                         Description of Exhibits
 -------                       -----------------------
  23.2            Consent of Arthur Andersen LLP.
  23.3            Consent of Peter C. Cosmas Co., CPA.
  23.4            Consent of John A. Criscuola, CPA.
  23.5            Consent of Turbes Drealan Kvilhaug & Co. PA, CPA.